Exhibit 4.7
     “[**]” indicates where text has been omitted pursuant to a request for confidential treatment. The omitted text has been filed separately with the Securities and Exchange Commission.
EXECUTION COPY
PURCHASE AGREEMENT
by and among
HQ PUNO LTD.
and
HYDRO-QUÉBEC INTERNATIONAL TRANSMISIÓN SUDAMÉRICA S.A.,
as Sellers,
HYDRO-QUÉBEC INTERNATIONAL INC.,
as Sellers Guarantor,
RENTAS ELÉCTRICAS IV LIMITADA,
as Purchaser,
and
RENTAS ELÉCTRICAS III LIMITADA,
as Purchaser Guarantor

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SCHEDULES

Sellers Disclosure Schedule

Purchaser Disclosure Schedule

Schedule 1.7 Sample of VI Adjustment Amount Calculation
Schedule 1.8 Sample of Transition Period Adjustment Amount Calculation
Schedule 5.1 Conduct of Transelec Business
Schedule 5.7 Survival of Affiliate Contracts
Schedule 10.2(a) Transelec Entities Knowledge Group
Schedule 10.2(b) Sellers Knowledge Group
Schedule 10.2(c) Purchaser Knowledge Group
Schedule 10.2(d) Sample of Working Capital Calculation

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EXHIBITS

Exhibit A Form of Assignment Agreement
Exhibit B Form of Termination and Release Agreement
Exhibit C Form of Hydro-Québec Letter of Guarantee
Exhibit D Form of Drag-Along Notice

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PURCHASE AGREEMENT
     PURCHASE AGREEMENT (this “Agreement”), dated as of June 16, 2006, is entered into by and among HQ Puno Ltd., a corporation organized under the laws of Canada (“Puno”), Hydro-Québec International Transmisión Sudamérica S.A., a sociedad anónima organized under the laws of the Republic of Chile (“Transmisión,” and with Puno, each individually a “Seller” and, collectively, “Sellers”), Hydro-Québec International Inc., a company incorporated under the laws of the Province of Québec (“Sellers Guarantor”), Rentas Eléctricas IV Limitada, a sociedad de responsabilidad limitada organized under the laws of the Republic of Chile (“Purchaser”), Rentas Eléctricas III Limitada, a sociedad de responsabilidad limitada organized under the laws of the Republic of Chile (“Purchaser Guarantor”). Each of Purchaser, Sellers Guarantor, Purchaser Guarantor and Sellers is sometimes referred to individually herein as a “Party” and collectively as the “Parties”. Certain other terms are defined throughout this Agreement and in Section 10.2 hereof.
W I T N E S S E T H:
     WHEREAS, Sellers Guarantor, directly or indirectly, owns all the issued and outstanding shares of Puno and Transmisión;
     WHEREAS, Sellers own 920,000 ordinary shares (the “Subject Shares”) of HQI Transelec Chile S.A. (“Transelec”), representing 92% of the total issued and outstanding capital stock of Transelec;
     WHEREAS, the International Finance Corporation (“IFC”) owns 80,000 ordinary shares of Transelec, representing 8% of the total issued and outstanding capital stock of Transelec;
     WHEREAS, Transelec owns 750,050 ordinary shares (the “Norte Shares”) of HQI Transelec Norte S.A. (“Norte”), representing approximately 99.99% of the total issued and outstanding capital stock of Norte;
     WHEREAS, Transmisión owns 75 ordinary shares (the “Minority Norte Shares”) of Norte, representing approximately 0.01% of the total issued and outstanding capital stock of Norte;
     WHEREAS, Purchaser desires to purchase from Sellers, and Sellers desire to sell to Purchaser, all of the Subject Shares, upon the terms and subject to the conditions set forth in this Agreement;
     WHEREAS, Purchaser desires to purchase from Transmisión, and Transmisión desires to sell to Purchaser, all of the Minority Norte Shares, upon the terms and subject to the conditions set forth in this Agreement;
     WHEREAS, Purchaser has confirmed to Sellers that it intends to hold, directly or indirectly, the Subject Shares, the Norte Shares and the Minority Norte Shares for medium- or long-term investment purposes;

     WHEREAS, Brookfield Asset Management Inc. (“Brookfield”), one of the principal indirect shareholders of Purchaser has confirmed to Sellers that it has been involved in the power sector in Latin America for over 100 years and currently is the owner and operator of transmission assets in Canada;
     WHEREAS, Brookfield has confirmed to Sellers that it will be actively involved in supervising the management and operation of Transelec;
     WHEREAS, Purchaser, through its indirect shareholders, has confirmed to Sellers that it has the experience and expertise necessary to ensure that Transelec maintains its existing qualification to operate the Transelec Business, including having Transelec employ or utilize personnel with the technical expertise and training necessary to operate the Transelec Business in compliance with the best applicable industry standards in Chile, all applicable Laws and in a safe and reliable manner;
     WHEREAS, Sellers Guarantor desires to guarantee the obligations of Sellers under this Agreement as set forth herein; and
     WHEREAS, Purchaser Guarantor desires to guarantee the obligations of Purchaser under this Agreement as set forth herein.
     NOW, THEREFORE, in consideration of the mutual promises, covenants, representations and warranties made in this Agreement and of the mutual benefits to be derived therefrom, the Parties agree as follows:
ARTICLE I
SALE AND PURCHASE
     1.1 Sale and Purchase. Upon the terms and subject to the conditions of this Agreement, at the Closing:
          (a) Purchaser shall purchase from Sellers, and Sellers shall sell to Purchaser, all of the Subject Shares, free and clear of any and all Liens, except under the Shareholders Agreement.
          (b) Purchaser shall purchase from Transmisión, and Transmisión shall sell to Purchaser, all of the Minority Norte Shares, free and clear of all Liens (clauses (a) and (b) are collectively referred to as the “Transaction”)
          (c) In order to allow each of Transelec and Norte to maintain two shareholders at the Closing in compliance with applicable Chilean corporate Laws, Purchaser Guarantor may purchase from Sellers 0.01% of the Subject Shares.
     1.2 Purchase Price. The aggregate consideration to be paid by Purchaser in respect of the purchase of the (a) Subject Shares shall be an amount in cash equal to $1,550,000,000 (the “Purchase Price”), as adjusted pursuant to Sections 1.6, 1.7 and 1.8, and (b) Minority Norte

Shares shall be an amount in cash equal to $6,000 (the “Minority Norte Purchase Price”). Pursuant to Article 79 of the Chilean Tax Law, Purchaser shall withhold an amount equal to 17% of Puno’s capital gains realized from the sale of the Subject Shares (such amount to be provided by the Auditors to Purchaser prior to the Closing) for the purpose of paying applicable Chilean withholding Taxes and complying with applicable Chilean Tax Law. Purchaser shall remit such amount to the appropriate Taxing Authority within the time period specified in Article 79 of the Chilean Tax Law. Immediately upon payment of the withholding tax by Purchaser on behalf of Puno, Purchaser shall provide Sellers with the original receipt for the corresponding Tax payment.
     1.3 Closing. The closing of the Transaction (the “Closing”) shall take place at the offices of Sellers’ Counsel, at 10:00 a.m., local time, on the later of (i) the tenth (10th) Business Day following the date hereof or (ii) the second Business Day immediately following the date on which the last of the conditions contained in Article VI is fulfilled or waived (except for those conditions which by their nature can only be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions), or at such other place, time and date as the Parties may mutually agree (the “Closing Date”); provided, however, that the Closing Date shall occur no earlier than July 5, 2006, unless otherwise agreed to between the Parties.
     1.4 Closing Deliveries. At the Closing:
          (a) Purchaser shall pay to Sellers the Purchase Price and Minority Norte Purchase Price by wire transfer of immediately available funds to the bank account or accounts designated by Sellers prior to the Closing.
          (b) Sellers shall deliver a duly executed Traspaso de Acciones to Purchaser transferring (i) all the Subject Shares and (ii) all the Minority Norte Shares to Purchaser and, in accordance with Section 1.1(c), Purchaser Guarantor in form and substance attached hereto as Exhibit A (each an “Assignment Agreement”), and such other documents as Purchaser shall reasonably request to transfer such Subject Shares and Minority Norte Shares to Purchaser. In addition, Sellers shall surrender to Transelec or Norte, as the case may be, for registration of transfer all certificates evidencing the Subject Shares and the Minority Norte Shares, as applicable, which shall be marked “Cancelled”, and Transelec or Norte, as the case may be, shall issue new certificates evidencing the Subject Shares and the Minority Norte Shares, as applicable, to Purchaser and/or its designees.
          (c) Each Party shall deliver the other documents and agreements required to be delivered by it pursuant to Article VI hereof.
     1.5 Deposit. Simultaneously with the execution of this Agreement, Purchaser shall deposit into escrow with McCarthy Tétrault LLP, as escrow agent (the “Escrow Agent”) an amount equal to $50,000,000 (such deposit, plus any interest earned thereon from (and including) the date hereof to (but excluding) the Closing Date or date of earlier termination of this Agreement being referred to as the “Escrow Amount”) pursuant to the escrow agreement (the “Escrow Agreement”) being executed in connection herewith. At the Closing, the Escrow Amount shall be transferred by the Escrow Agent to Sellers and credited against the Purchase

Price. In the event that this Agreement is duly and validly terminated pursuant to any of Section 7.1(a), Section 7.1(b), Section 7.1(c) or Section 7.1(d), then, in such event the Escrow Agent shall transfer the Escrow Amount to Purchaser within five Business Days of such termination. In the event that this Agreement is duly and validly terminated by Sellers pursuant to either Section 7.1(e) or Section 7.1(f), then, in such event, within five Business Days of such termination, the Escrow Agent shall transfer to Sellers the Escrow Amount. The Escrow Amount shall not be deemed to be a liquidated damages payment, and, subject to Section 7.2 of this Agreement, shall not be deemed the sole remedy or election of remedies, for any breach by Purchaser of this Agreement.
     1.6 Working Capital Adjustment to Purchase Price
          (a) Not less than three (3) Business Days before the Closing, Sellers shall deliver to Purchaser an estimate of the Actual Closing Date Working Capital (as defined below) (the “Estimated Closing Date Working Capital”) which shall be prepared consistent with the basis of the preparation of the Working Capital Sellers Statement as provided in the fourth sentence of Section 1.6(b). For the purposes of determining the Estimated Closing Date Working Capital, any amount denominated in a currency other than in United States Dollars shall be converted into United States Dollars based on the exchange rate, determined pursuant to Section 11.16, as of the date such estimate is delivered to the Purchaser. If the Estimated Closing Date Working Capital is greater than the Agreed Working Capital, Purchaser shall pay at Closing (in addition to the Purchase Price, which shall be paid to Sellers) to Sellers an amount equal to 92% of the excess of the Estimated Closing Date Working Capital over the Agreed Working Capital (a “Positive Estimated Working Capital Adjustment”). If the Estimated Closing Date Working Capital is less than the Agreed Working Capital, at Closing, Purchaser shall withhold from the Purchase Price an amount equal to 92% of the amount the Estimated Closing Date Working Capital falls short of the Agreed Working Capital (a “Negative Estimated Working Capital Adjustment”).
          (b) As promptly as practicable after Closing, but in no event more than 45 days thereafter, Sellers shall prepare or cause to be prepared and shall deliver to Purchaser a reasonably detailed statement (the “Working Capital Sellers Statement”) and all relevant documentation setting forth the actual Working Capital of the Transelec Entities, as of the close of business on the Closing Date (the “Actual Closing Date Working Capital”). For the purposes of determining the Actual Closing Date Working Capital, any amount denominated in a currency other than in United States Dollars shall be converted into United States Dollars based on the exchange rate, determined pursuant to Section 11.16, as of the Closing Date. For greater certainty, the Parties agree that the Estimated Closing Date Working Capital and the Actual Closing Date Working Capital shall exclude any amounts classified as non-current as of December 31, 2005 in the Transelec Financial Statements with respect to provisional toll revenue differential. Sellers will prepare the Working Capital Sellers Statement consistent with the basis of the preparation of the Transelec Financial Statements and substantially in the form set out in Schedule 10.2(d). Unless, within 15 Business Days after its receipt of the Working Capital Sellers Statement, Purchaser delivers to Sellers a reasonably detailed statement describing Purchaser’s objections to the Working Capital Sellers Statement (a “Working Capital Statement of Objection”), the amount of the Actual Closing Date Working Capital shall be final and binding on the Parties and the Working Capital Sellers Statement shall be the final statement hereunder (the “Working Capital Closing Date Statement”).
          (c) If Purchaser has delivered to Sellers a timely Working Capital Statement of Objection, Purchaser and Sellers shall negotiate in good faith and use commercially reasonable efforts to resolve any disputes. If a resolution is reached, such resolution shall be final and binding on the Parties. If a final resolution is not reached within 15 Business Days after Purchaser has submitted a Working Capital Statement of Objection, any remaining disputes shall be resolved by the Auditors. The Auditors shall be instructed to resolve any matters in dispute as promptly as practicable, but in no event more than 10 Business Days after submission, and set forth their resolution in a statement setting forth the Actual Closing Date Working Capital (the “Working Capital Accountant Statement”). In such event, the determination of the Auditors shall be final and binding on the Parties and the Working Capital Accountant Statement shall be the Working Capital Closing Date Statement.
          (d) In the event that the difference between the Actual Closing Date Working Capital determined by the Auditors as set forth on the Working Capital Accountant Statement and the Actual Closing Date Working Capital as set forth in the Working Capital Sellers Statement is more than 10%, then all fees and expenses of the Auditors shall be borne by Sellers; otherwise all fees and expenses of the Auditors shall be borne by Purchaser. Purchaser and Sellers shall cooperate with each other and the Auditors in connection with the matters contemplated by this Section 1.6, including Sellers’ preparation of and Purchaser review of the Working Capital Closing Date Statement, including by furnishing such information and access to books, records (including accountants’ work papers), personnel and properties as may be reasonably requested.
          (e) If the Actual Closing Date Working Capital as shown on the Working Capital Closing Date Statement differs from the Agreed Working Capital, then the Purchase Price shall be (i) increased by an amount equal to 92% of the amount the Actual Closing Date Working Capital exceeds the Agreed Working Capital (the “Positive Final Working Capital Adjustment”) or (ii) decreased by an amount equal to 92% of the amount the Actual Closing Date Working Capital falls short of the Agreed Working Capital (the “Negative Final Working Capital Adjustment”).
          (f) Within five (5) Business Days after the Actual Closing Date Working Capital is final and binding on the Parties, payments shall be made by wire transfer in immediately available funds as follows:
               (i) If there was a Positive Estimated Working Capital Adjustment and there is a Positive Final Working Capital Adjustment and the amount of the Positive Final Working Capital Adjustment is larger than the amount of the Positive Estimated Working Capital Adjustment, Purchaser shall pay the excess of the amount of the Positive Final Working Capital Adjustment over the amount of the Positive Estimated Working Capital Adjustment to Sellers.
               (ii) If there was a Positive Estimated Working Capital Adjustment and there is a Positive Final Working Capital Adjustment and the amount of the Positive Final

Working Capital Adjustment is less than the amount of the Positive Estimated Working Capital Adjustment, Sellers shall pay the excess of the amount of the Positive Estimated Working Capital Adjustment over the amount of the Positive Final Working Capital Adjustment to Purchaser.
               (iii) If there was a Positive Estimated Working Capital Adjustment and there is a Negative Final Working Capital Adjustment, Sellers shall pay an amount equal to the sum of the Positive Estimated Working Capital Adjustment and the absolute value of the Negative Final Working Capital Adjustment to Purchaser.
               (iv) If there was a Negative Estimated Working Capital Adjustment and there is a Positive Final Working Capital Adjustment, Purchaser shall pay an amount equal to the sum of the absolute value of the Negative Estimated Working Capital Adjustment and the Positive Final Working Capital Adjustment to Sellers.
               (v) If there was a Negative Estimated Working Capital Adjustment and there is a Negative Final Working Capital Adjustment and the absolute value of the Negative Estimated Working Capital Adjustment is larger than the absolute value of the Negative Final Working Capital Adjustment, Purchaser shall pay the excess of the absolute value of the Negative Estimated Working Capital Adjustment over the absolute value of the Negative Final Working Capital Adjustment to Sellers.
               (vi) If there was a Negative Estimated Working Capital Adjustment and there is a Negative Final Working Capital Adjustment and the absolute value of the Negative Estimated Working Capital Adjustment is less than the absolute value of the Negative Final Working Capital Adjustment, Sellers shall pay to Purchaser the excess of the absolute value of the Negative Final Working Capital Adjustment over the absolute value of the Negative Estimated Working Capital Adjustment.
     1.7 VI Adjustment to Purchase Price
          (a) As promptly as practicable after the publication in the Official Gazette of the Supreme Decree of the Ministerio de Economía, Fomento y Reconstrucción referred to in Article 71-20 of the Electricity Act of 1982 (as amended by the Short Law) but in no event more than 30 days after such publication, Sellers shall prepare or cause to be prepared and shall deliver to Purchaser a reasonably detailed statement (the “VI Adjustment Sellers Statement”) and all relevant documentation setting forth the amount obtained by multiplying (A) the difference between (y) the VI attributable to the Regulated Trunk Transmission Assets under the 2006 Trunk Transmission Study as provided in Schedule 1.7 and (z) the VI attributable to the Regulated Trunk Transmission Assets indicated in Schedule 1.7 by (B) 1.45 (the “VI Adjustment”). Sellers will prepare the VI Adjustment Sellers Statement substantially in the form set out in Schedule 1.7. Unless, within 15 Business Days after its receipt of the VI Adjustment Sellers Statement, Purchaser delivers to Sellers a reasonably detailed statement describing Purchaser’s objections to the VI Adjustment Sellers Statement (a “VI Adjustment Statement of Objection”), the amount of the VI Adjustment shall be final and binding on the Parties and the VI Adjustment Sellers Statement shall be the final statement hereunder (the “VI Adjustment Statement”).

          (b) If Purchaser has delivered to Sellers a timely VI Adjustment Statement of Objection, Purchaser and Sellers shall negotiate in good faith and use commercially reasonable efforts to resolve any disputes. If a resolution is reached, such resolution shall be final and binding on the Parties. If a final resolution is not reached within 15 Business Days after Purchaser has submitted a VI Adjustment Statement of Objection, any remaining disputes shall be resolved by the Auditors. The Auditors shall be instructed to resolve any matters in dispute as promptly as practicable, but in no event more than 10 Business Days after submission, and set forth their resolution in a statement setting forth the VI Adjustment (the “VI Adjustment Accountant Statement”). In such event, the determination of the Auditors shall be final and binding on the Parties and the VI Adjustment Accountant Statement shall be the VI Adjustment Statement.
          (c) In the event that the difference between the VI Adjustment determined by the Auditors as set forth on the VI Adjustment Accountant Statement and the VI Adjustment as set forth in the VI Adjustment Sellers Statement is more than 10%, then all fees and expenses of the Auditors shall be borne by Sellers; otherwise all fees and expenses of the Auditors shall be borne by Purchaser. Purchaser and Sellers shall cooperate with each other and the Auditors in connection with the matters contemplated by this Section 1.7, including Sellers’ preparation of and Purchaser review of the VI Adjustment Sellers Statement, including by furnishing such information and access to books, records (including accountants’ work papers), personnel and properties as may be reasonably requested.
          (d) The Purchase Price shall be (I) increased by an amount equal to 92% of the VI Adjustment, if such amount is positive, or (II) decreased by an amount equal to 92% of the VI Adjustment, if such amount is negative (the “VI Adjustment Amount”).
          (e) The VI Adjustment Amount must be paid to Sellers (rateably in accordance with the allocation of the Purchase Price hereunder) or Purchaser, as the case may be, within five (5) Business Days after the date the VI Adjustment Statement becomes final and binding on the Parties.
          (f) For purposes of payment of the VI Adjustment Amount in accordance with the provisions of this Section 1.7, any amount denominated in a currency other than in United States Dollars shall be converted into United States Dollars based on the exchange rate, determined pursuant to Section 11.16; provided, however, that if the applicable Party fails to timely pay the VI Adjustment Amount in accordance with Section 1.7(e), then the exchange rate to be applied for purposes of converting such amount into United States Dollars shall be the exchange rate that is the most favorable to the recipient of the VI Adjustment Amount between the exchange rate (i) as at the date payment is due and (ii) as at the date payment is made.
     1.8 Transition Period Adjustment to Purchase Price
          (a) Sellers shall include in the VI Adjustment Sellers Statement a statement setting forth the absolute value of the difference between (A) Transelec regulated revenue attributable to the Regulated Trunk Transmission Assets for the period from (and including) March 13, 2004 to (and excluding) the Closing Date (the “Transition Period”) as determined in the 2006 Trunk Transmission Study and (B) Transelec regulated revenue attributable to the

Regulated Trunk Transmission Assets for the Transition Period, such difference calculated on the basis and in the form set out in Schedule 1.8 (the “Transition Period Adjustment Amount”). Purchaser and Sellers shall cooperate with each other in connection with the matters contemplated by Section 1.7 and this Section 1.8, including Sellers’ calculation of the Transition Period Adjustment Amount, including by furnishing such information and access to books, records (including accountants’ work papers), personnel and properties as may be reasonably requested. Subject to the limitations and conditions set forth in this Section 1.8, the Transition Period Adjustment Amount set forth in the VI Adjustment Statement shall be final and binding on the Parties as it relates to the Transition Period Adjustment Amount, subject to any Transition Period Adjustment Costs that may arise or be imposed after the determination of the Transition Period Adjustment Amount as reflected in the VI Adjustment Statement.
          (b) The Purchase Price shall be (I) increased by an amount equal to 92% of any Transition Period Adjustment Amount, as adjusted pursuant to Section 1.8(c), actually collected by Transelec as specified in Section 1.8(c) below, if such amount is positive, or (II) decreased by an amount equal to 92% of any Transition Period Adjustment Amount, as adjusted pursuant to Section 1.8(c), required to be paid by Transelec as specified in Section 1.8(c) below, if such amount is negative.
          (c) The Transition Period Adjustment Amount, and any and all payments, in whole or in part, with respect to any Transition Period Adjustment Amount, shall (i) be reduced by the aggregate of (I) any reasonable out-of-pocket expenses (including attorney’s, accountants’ and similar fees) and other amounts (including interest, fees, penalties or surcharges) incurred by the Transelec Entities, in each case, as evidenced by written invoices, associated with the collection, remittance or rebate of Transelec regulated revenue attributable to the Regulated Trunk Transmission Assets for the Transition Period or that may arise or be imposed after the determination of the Transition Period Adjustment Amount and (II) the amount equal to 17% of the sum of the Transition Period Adjustment Amount and the expenses described above in clause (I), and (ii) only be made (I) in the case of such Transition Period Adjustment Amount being positive, by Purchaser to Sellers within five (5) Business Days of actual receipt (whether by collection, set-off or otherwise) by Transelec or its Affiliates of any amounts from clients directly relating to their use during the Transition Period of Regulated Trunk Transmission Assets that have been paid to Transelec as required under the Short Law as a result of the VI Adjustment (such payment to be accompanied by the written invoices referred to at Section 1.8(c)(i)(I), or (II) in the case of such Transition Period Adjustment Amount being negative, by Sellers to Purchaser (or at Purchaser’s sole discretion, payment directly to Transelec) within five (5) Business Days of receipt of written notice from Purchaser stating that Transelec or any of its Affiliates is required under the Short Law as a result of the VI Adjustment to remit or rebate funds to Transelec’s clients that used Regulated Trunk Transmission Assets during the Transition Period, provided, however, that such notice may not be delivered by Purchaser to Sellers more than ten (10) Business Days prior to the date Transelec is required to remit or rebate such funds. Purchaser shall cause Transelec and its subsidiaries to use their commercially reasonable efforts to collect from clients the Transition Period Adjustment Amount, if any, payable to Sellers pursuant to Section 1.8(b)(I).

          (d) For purposes of payment of any amount of the Transition Period Adjustment Amount in accordance with the provisions of this Section 1.8, any amount denominated in a currency other than in United States Dollars shall be converted into United States Dollars based on the exchange rate, determined pursuant to Section 11.16; provided, however, that if the applicable Party fails to timely pay in accordance with Section 1.8(c) the amount established pursuant to such Section, then the exchange rate to be applied for purposes of converting such amount into United States Dollars shall be the exchange rate that is the most favorable to the recipient of the such amount between the exchange rate (i) as at the date payment is due and (ii) as at the date payment is made.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF SELLERS
     Sellers, jointly and severally, represent and warrant to Purchaser as follows in this Article II:
     2.1 Organization and Qualification; Authority; Non-Contravention; Statutory Approvals
          (a) Organization and Qualification. Each of Sellers is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Sellers has full power and authority to own, lease and operate its assets and properties and to conduct its business as presently conducted. Each Seller is duly qualified to do business and in good standing in all jurisdictions in which such qualification is necessary under applicable Law as a result of the conduct of its business or the ownership of its properties, except for those jurisdictions where failure to have such power and authority or to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Sellers Material Adverse Effect.
          (b) Authority. Each of Sellers has full corporate power and authority to enter into this Agreement and the Transaction Documents to which it is or will be a party, and, subject to receipt of the Sellers Required Statutory Approvals, to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each of Sellers of this Agreement and the Transaction Documents to which each of Sellers is or will be a party, the performance of its obligations hereunder and thereunder and the consummation by each of Sellers of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action on the part of each of Sellers, and no other corporate proceedings or approvals on the part of each of Sellers are necessary to authorize and approve this Agreement or the Transaction Documents or to consummate the transactions contemplated hereby or thereby. This Agreement and the Transaction Documents to which each of Sellers is or will be a party have been duly authorized, and this Agreement has been, and the Transaction Documents to which each of Sellers is or will be a party, have been or will be, prior to the Closing, duly executed and delivered by each of Sellers and, assuming the due authorization, execution and delivery hereof by each other Party, constitutes, or will constitute the legal, valid and binding obligation of each of Sellers, enforceable against each of Sellers in accordance with their respective terms, except as limited by Laws affecting the enforcement of creditors’ rights generally or by general equitable principles.
          (c) Non-contravention. Each Sellers’ execution and delivery of this Agreement and the Transaction Documents to which such Seller is or will be a party, and the performance of its obligations hereunder and thereunder does not, and the consummation of the transactions contemplated hereby and thereby will not conflict with, result in any Violation (with or without notice or lapse of time, or both) of, or result in the creation of any Lien upon the Subject Shares, the Minority Norte Shares or the Norte Shares pursuant to any provision of: (i) the Organizational Documents of such Seller (subject to obtaining the third party Consents set forth in Section 2.1(c) of the Sellers Disclosure Schedule (the “Sellers Required Consents”)); (ii) any agreement, contract, lease, mortgage, indenture, note, bond, deed of trust, license, commitment or other arrangement, understanding, undertaking commitment or obligation, instrument or agreement of any kind (“Contract”) to which it is a party or by which it may be bound (subject to obtaining the Sellers Required Consents); or (iii) any Law, Permit or Governmental Order applicable to it (subject to obtaining the Sellers Required Statutory Approvals), other than, in the case of clauses (ii) and (iii) above, any such Violation or Lien which would not reasonably be expected to have, individually or in the aggregate, a Sellers Material Adverse Effect or a Transelec Material Adverse Effect.
          (d) Statutory Approvals. Except for the filings or approvals (i) set forth in Section 2.1(d) of the Sellers Disclosure Schedule (the “Sellers Required Statutory Approvals”) and (ii) as may be required due to the regulatory or corporate status of Purchaser or Purchaser Guarantor, no Material Consent of any Governmental Entity is required to be made or obtained by each of Sellers in connection with the execution and delivery of this Agreement and the Transaction Documents or the consummation by each of Sellers of the transactions contemplated hereby or thereby.
     2.2 Right and Title to Subject Shares, Norte Shares and Minority Norte Shares
          (a) Transmisión is the record and beneficial owner of 919,900 ordinary shares of Transelec. Puno is the record and beneficial owner of 100 ordinary shares of Transelec. Sellers, directly or indirectly, own all of the Subject Shares, and such Subject Shares constitute 92% of the outstanding Equity Interests of Transelec. Upon completion of the Closing, Sellers shall have conveyed to Purchaser good and marketable title to the Subject Shares, free and clear of any and all Liens, except under the Shareholders Agreement.
          (b) Transelec is the record and beneficial owner of 750,050 ordinary shares of Norte. Transmisión is the record and beneficial owner of 75 ordinary shares of Norte. Transelec and Transmisión own all the Norte Shares and the Minority Norte Shares respectively and such shares constitute 100% of the outstanding Equity Interest of Norte. Upon completion of the Closing, Sellers, directly or indirectly, shall have conveyed to Purchaser good and marketable title to the Minority Norte Shares, free and clear of any and all Liens.
     2.3 IFC Shares. As of the date hereof, IFC owns 80,000 ordinary shares of Transelec (the “IFC Shares”), representing 8% of the total outstanding shares of Transelec. All Series B preferred shares previously held beneficially or of record by IFC have been converted to ordinary shares of Transelec.
     2.4 Litigation. There is no action, claim, suit or proceeding at law or in equity (including, without limitation, Governmental Entity investigations, proceedings or audits) pending or, to the Knowledge of Sellers, threatened against any of Sellers that would reasonably be expected to have, individually or in the aggregate, a Sellers Material Adverse Effect or a Transelec Material Adverse Effect. Subject to obtaining the Sellers Required Statutory Approvals, there are no Governmental Orders of or by any Governmental Entity applicable to any of Sellers except for such that would not reasonably be expected to have, individually or in the aggregate, a Sellers Material Adverse Effect or a Transelec Material Adverse Effect.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF
SELLERS RELATING TO THE TRANSELEC ENTITIES
     Sellers, jointly and severally, represent and warrant to Purchaser as follows in this Article III:
     3.1 Organization and Qualification; Authority; Non-Contravention; Statutory Approvals
          (a) Organization and Qualification. Each of Transelec and Norte (collectively, the “Transelec Entities”) is duly organized, validly existing and in good standing under the laws of Chile. Each of the Transelec Entities has full power and authority to own, lease and operate its assets and properties and to conduct its business as presently conducted. The Transelec Entities are each duly qualified to do business and in good standing in all jurisdictions in which such qualification is necessary under applicable Law as a result of the conduct of its business or the ownership of its properties, except for those jurisdictions where failure to have such power and authority or to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Transelec Material Adverse Effect.
          (b) Non-contravention. The consummation of the transactions contemplated hereby and in the Transaction Documents will not conflict with, result in any Violation of (with or without notice or lapse of time, or both), or result in the creation of any Lien upon, any of the properties or assets of the Transelec Entities pursuant to any provision of: (i) the Organizational Documents of any of the Transelec Entities (subject to obtaining the third-party Consents set forth in Section 3.1(b) of the Sellers Disclosure Schedule (the “Transelec Required Consents”)); (ii) except as set forth in Section 3.1(b) of the Sellers Disclosure Schedule, any Contract (including any Insurance Policy) to which any of the Transelec Entities is a party or by which the Transelec Entities may be bound (subject to obtaining the Transelec Required Consents and the Sellers Required Consents); or (iii) any Law, Permit or Governmental Order applicable to the Transelec Entities (subject to obtaining the Sellers Required Statutory Approvals and the Transelec Required Statutory Approvals), other than in the case of clauses (ii) and (iii) above, any such Violation or Lien which would not reasonably be expected to have, individually or in the aggregate, a Transelec Material Adverse Effect.
          (c) Statutory Approvals. Except for the filings or approvals (i) set forth in Section 3.1(c) of the Sellers Disclosure Schedule (the “Transelec Required Statutory Approvals”) and (ii) as may be required due to the regulatory or corporate status of Purchaser or Purchaser Guarantor, no Consent of any Governmental Entity is required to be made or obtained by the Transelec Entities in connection with the execution and delivery of this Agreement and the Transaction Documents or the consummation by the Transelec Entities of the transactions contemplated hereby or thereby.
     3.2 Equity Interests; Capitalization
          (a) No Other Equity Interests. The Transelec Entities do not own, directly or indirectly, any Equity Interests in any Person other than in any of the Transelec Entities and the 7.1429% Equity Interest held by Transelec in Centro de Despacho Económico de Carga del Sistema Eléctrico Interconectado Central CDEC-SIC Limitada and the 14.29% Equity Interest held by Norte in Centro de Despacho Económico de Carga del Sistema Eléctrico Interconectado del Norte Grande CDEC-SING Limitada.
          (b) Capitalization. The authorized capital stock of Transelec consists of 1,000,000 ordinary shares. As of the date hereof, there are 1,000,000 ordinary shares of Transelec issued and outstanding. The ordinary shares of Transelec are the only class of capital stock of Transelec authorized, issued or outstanding and there are no Series B preferred shares authorized, issued or outstanding. All of the issued and outstanding ordinary shares of Transelec have been duly authorized, validly issued and fully paid. Except as set forth in Section 3.2(b) of the Sellers Disclosure Schedule and except as provided for in the Organizational Documents of the Transelec Entities or under applicable Law, there are no:
               (i) subscriptions, options, warrants, calls, conversion, exchange, purchase right or other Contracts, obligating, directly or indirectly, the Transelec Entities to issue, transfer, sell or otherwise dispose of, or cause to be issued, transferred, sold or otherwise disposed of, any Equity Interests of the Transelec Entities or any securities convertible into or exchangeable for any such Equity Interests;
               (ii) agreements, limited liability company agreements, partnership agreements, voting trusts, proxies or other Contracts to which any of the Transelec Entities is a party, or by which the Transelec Entities are bound, relating to the voting of any shares of the Equity Interests of the Transelec Entities; or
               (iii) dividends, distributions or other amounts that have been declared and payable or in arrears and there exists no preemptive or similar right in respect of any such Equity Interests.

     3.3 Financial Statements of Transelec
          (a) Sellers have provided to Purchaser copies of the consolidated audited balance sheet of Transelec as of December 31, 2005 and related consolidated audited statements of income and cash flows for the year then ended (collectively, such financial statements, including the related notes and schedules thereto, are referred to herein as the “Transelec Financial Statements”). The Transelec Financial Statements are complete and correct in all material respects, have been prepared in accordance with Chilean GAAP consistently applied by the Transelec Entities without modification of the accounting principles used in the preparation thereof throughout the period presented and present fairly in all Material respects the consolidated financial position, results of operations and cash flows of Transelec as at the date and for the period indicated therein. Sellers have provided to the Purchaser copies of all issued auditors’ report, letters to management regarding accounting practices and systems of internal controls, and all responses to such letters from management related to the Transelec Financial Statements.
          (b) Sellers have provided to Purchaser copies of the consolidated audited balance sheet of Transelec as of December 31, 2004 and related consolidated audited statements of income and cash flows for the year then ended, all of which are complete and correct in all material respects, have been prepared in accordance with Chilean GAAP consistently applied by the Transelec Entities without modification of the accounting principles used in the preparation thereof throughout the period presented and present fairly in all Material respects the consolidated financial position, results of operations and cash flows of Transelec as at the date and for the period indicated therein.
          (c) Except as set forth in the audited balance sheet of Transelec as of December 31, 2005, on Section 3.3(c) of the Sellers Disclosure Schedule and pursuant to the agreements listed in paragraph 3.10(c)(xii) of the Sellers Disclosure Schedule or as expressly permitted by Section 5.1(d), at the Closing, none of the Transelec Entities shall have any indebtedness for borrowed money. The aggregate outstanding principal amount of all indebtedness for borrowed money of the Transelec Entities as of the date hereof, without taking into account Transelec Liabilities pursuant to the agreements listed in paragraph 3.10(c)(xii) of the Sellers Disclosure Schedule and indebtedness for borrowed money between Transelec and Norte, is (i) $465,000,000, with respect to long-term bonds denominated in Dollars, (ii) zero, with respect to credit line facilities and long-term bonds denominated in Chilean Pesos; and (iii) UF 9,200,000, with respect to long-term bonds denominated in Unidades de Fomento.
     3.4 Absence of Certain Changes or Events; Absence of Undisclosed Liabilities
          (a) Since December 31, 2005, except as set forth in Section 3.4(a) of the Sellers Disclosure Schedule, other than in connection with the transactions contemplated by this Agreement, none of the Transelec Entities has taken any of the actions set forth in Section 5.1, that, if taken after the execution and delivery of this Agreement, would require the consent of Purchaser pursuant to Section 5.1.
          (b) Except as set forth on Section 3.4(b) of the Sellers Disclosure Schedule, since December 31, 2005, there has not been any change, event, condition, circumstance,

occurrence or development, and no event, condition or circumstance exists, which has had, or would reasonably be expected to have, individually or in the aggregate, a Transelec Material Adverse Effect.
          (c) Since December 31, 2005, none of the Transelec Entities has incurred any Liability that has had, or would reasonably be expected to have, individually or in the aggregate, a Transelec Material Adverse Effect.
     3.5 Taxes. Except as set forth in Section 3.5 of the Sellers Disclosure Schedule and other than in the cases of clauses (i), (ii), (v), (vi) and (viii) below, any such Violation which would not reasonably be expected to have, individually or in the aggregate, a Transelec Material Adverse Effect:
               (i) each of the Transelec Entities has (A) timely filed (or there has been filed on its behalf) with the appropriate Governmental Entity all Tax Returns required to have been filed by it, and all such Tax Returns were true, accurate and complete in all material respects when filed, (B) duly paid in full or made provision in accordance with applicable Tax Laws, Chilean GAAP and the Ordinary Course of Business, as the case may be, (or there has been paid or provision has been made on its behalf) for the payment of all Taxes shown as due or payable on such Tax Returns, (C) made all required estimated advance Tax payments as required by applicable Laws, (D) paid on or before the Closing Date, or has established or will establish on or before the Closing Date (or Sellers will reflect in the Working Capital Sellers Statement) a current accrual for the payment of all Taxes due with respect to any event occurring or period ending on or prior to the Closing Date in accordance with applicable Tax Laws, Chilean GAAP and the Ordinary Course of Business, (E) maintained all material documents and records relating to such Tax Returns as are required by applicable Law and (F) complied in all material respects with all applicable Laws relating to the withholding and remittance of Taxes and deposited with the applicable Governmental Entity any amount that may be required for any disputed or claimed Taxes or has accrued a reserve for the amount of any such disputed or claimed Taxes (including any related interest and penalty costs);
               (ii) no audits or other administrative proceedings or court proceedings are pending, or to the Knowledge of the Transelec Entities, threatened with regard to any Taxes due from or Tax Returns filed by the Transelec Entities (including any proposals to reassess any Taxes due from the Transelec Entities), in respect of Taxes for any period ending on or prior to the Closing Date;
               (iii) none of the Transelec Entities has waived the applicable statute of limitations or agreed to any extension of the period for the assessment, reassessment or collection of any Taxes or executed or filed any power of attorney with respect to Taxes;
               (iv) there are no Liens for Taxes on any assets of the Transelec Entities, except to the extent of statutory Liens existing for any Taxes accruing but not yet due and payable or which are being contested in good faith by appropriate proceedings;

               (v) all transactions entered into by any Transelec Entity with any related party have been carried out at arm’s length and in accordance with applicable Law, and each Transelec Entity has complied with all applicable transfer pricing rules, reporting or other requirements;
               (vi) (i) no Tax is or will be payable by any Transelec Entity as a result of the consummation of the transactions contemplated by this Agreement and the other Transaction Documents; and (ii) none of the Sellers or their respective Affiliates have undertaken any reorganization, restructuring or any similar action in anticipation of, or in connection with, the transactions contemplated by this Agreement that would result in any Tax being incurred or becoming payable by any of the Transelec Entities;
               (vii) no event, transaction, act or omission has occurred prior to the Closing Date which could result in any Transelec Entity becoming liable to pay or to bear any Taxes as a transferee, successor, joint and several obligor, or otherwise which is primarily or directly chargeable or attributable to any other Person (other than withholding Taxes with respect to employees), nor does any Transelec Entity have any actual or contingent liability to any other Person in respect of any actual, contingent, or deferred liability of such person for Taxes (other than withholding Taxes with respect to employees); and
               (viii) the Transelec Entities have delivered to Purchaser complete and accurate copies of all (i) Tax Returns filed by all Transelec Entities with respect to any taxable period ending after December 31, 2002 and prior to the date hereof and (ii) all assessments and related statements received from any Tax Authority relating to any Tax Return filed by any Transelec Entity with respect to any taxable period ending after December 31, 2002 and prior to the date hereof.
     3.6 Litigation. Except as set forth in Section 3.6 of the Sellers Disclosure Schedule, there is no action, claim, suit or other proceeding at law or in equity (including, without limitation, Governmental Entity investigations, proceedings or audits) pending or, to the Knowledge of the Transelec Entities, threatened against the Transelec Entities or affecting the assets or properties of the Transelec Entities that would reasonably be expected to have, individually or in the aggregate, a Transelec Material Adverse Effect.
     3.7 Compliance With Laws
          (a) Except as set forth in Section 3.7 of the Sellers Disclosure Schedule, none of the Transelec Entities has been given written notice of or been charged with any Violation of, or, to the Knowledge of Sellers and the Transelec Entities, is in Violation of or is under investigation with respect to any Violation of, any Law or Governmental Order, except in each case for Violations which would not reasonably be expected to have, individually or in the aggregate, a Transelec Material Adverse Effect. Section 3.7 of the Sellers Disclosure Schedule contains a list of all Governmental Orders to which any of the Transelec Entities is a party. All notices, consents, registrations, compliance filings and periodic reports to be filed by the Transelec Entities with the applicable Governmental Entities required to be filed and necessary for the operation of its business as currently conducted have been filed by the Transelec Entities, as applicable, each of which were true and correct in all material respects and did not contain any Material misstatement or omission when filed, and complied with the requirements of applicable Law, except when failure to do so would not reasonably be expected to have, individually or in the aggregate, a Transelec Material Adverse Effect.
          (b) This Section 3.7 does not relate to tax matters, which are instead the subject of Section 3.5, Transelec Permits, which are instead the subject of Section 3.8, or (except to the extent set forth in the final sentence of Section 3.7(a)) environmental matters, which are instead the subject of Section 3.11, or labor matters, which are instead the subject of Section 3.16.
     3.8 Permits
          (a) Except as set forth in Section 3.8(a) of the Sellers Disclosure Schedule, each of the Transelec Entities has all Permits that are necessary for it to own, lease and operate its assets and properties and conduct its operations in the manner in which they are presently conducted, other than any such Permits the failure of which to have would not reasonably be expected to have, individually or in the aggregate, a Transelec Material Adverse Effect (collectively, the “Transelec Permits”). Except as set forth in Section 3.8(a) of the Sellers Disclosure Schedule, each Transelec Permit held by a Transelec Entity is in full force and effect other than any failure to be in full force and effect which would not reasonably be expected to have, individually or in the aggregate, a Transelec Material Adverse Effect. The Transelec Entities are in compliance with the terms of the Transelec Permits, and to the Knowledge of the Transelec Entities, no event, fact or circumstance has occurred which, with notice or the lapse of time or both, would constitute a default or violation, in any material respect of any term, condition or provision of any Transelec Permit, except failures so to comply which would not reasonably be expected to have, individually or in the aggregate, a Transelec Material Adverse Effect. None of the Transelec Entities has received any written notice of any modification, suspension or cancellation of any of the Transelec Permits, or, to the Knowledge of the Transelec Entities, threatened or otherwise, except where the modification, suspension or cancellation of any of the Transelec Permits, individually or in the aggregate, has not had, and would not reasonably be expected to have a Transelec Material Adverse Effect. None of the Transelec Permits will be impaired or in any way adversely affected in any material respect by the consummation of the transactions contemplated by this Agreement.
          (b) This Section 3.8 does not relate to environmental matters, which are instead the subject of Section 3.11.
     3.9 Real Property
          (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Transelec Material Adverse Effect, each of the Transelec Entities has good and valid title to, or a valid leasehold interest in (or has analogous property rights under applicable Law), all real property owned by the Transelec Entities (the “Owned Real Property”), all easements benefiting the Transelec Entities (the “Easements”) and all real property leases to which the Transelec Entities are a party (the “Leased Real Property”), as the case may be, used in and necessary for the conduct of the businesses and operations of the Transelec Entities as currently conducted, free and clear of all Liens, other than Permitted Liens.
          (b) None of the Transelec Entities has received written notice of a proceeding in eminent domain or other similar proceedings affecting any of the Owned Real Property, the Easements or the Leased Real Property that would reasonably be expected to have, individually or in the aggregate, a Transelec Material Adverse Effect.
          (c) Except as set forth in Section 3.9 of the Sellers Disclosure Schedule, there are no material claims related to any of the Owned Real Property, Easements or Leased Real Property, without regard as to whether the ownership or possession of the real property is related to the operation of the Transelec Business.
     3.10 Contracts
          (a) Set forth in Section 3.10(a) of the Sellers Disclosure Schedule is, as of the date hereof, a list of all Material Agreements (as defined in Section 3.10(c) below) to which any of the Transelec Entities is a party or by which any of their respective properties or assets are bound (the Material Agreements set forth in Section 3.10(a) of the Sellers Disclosure Schedule are referred to herein as the “Transelec Material Contracts”).
          (b) Sellers made available to Purchaser complete and correct copies of all Transelec Material Contracts. Except as set forth in Section 3.10(b)(i) of the Sellers Disclosure Schedule, each Transelec Material Contract is the valid, binding and enforceable obligation of the Transelec Entities party thereto, in full force and effect, and, to the Knowledge of the Transelec Entities, of each other party thereto, except as limited by Laws affecting the enforcement of creditors’ rights generally or by general equitable principles. Except for disputes or litigations disclosed in Section 3.7 of the Sellers Disclosure Schedules, each of the Transelec Entities has complied with its obligations under each Transelec Material Contract to which it is a party, except for any failures to comply which (A) have been consented to or waived, directly or indirectly, by the counterparty or counterparties thereto or (B) would not reasonably be expected to have, individually or in the aggregate, a Transelec Material Adverse Effect. Except as set forth above and in Section 3.10(b)(ii) of the Sellers Disclosure Schedule, none of the Transelec Entities is in breach or default under any Transelec Material Contract, which breach or default has not been waived, and, to the Knowledge of the Transelec Entities, no other party to any Transelec Material Contract is in breach or default, except in each case, for any breach or default that would not reasonably be expected to have, individually or in the aggregate, a Transelec Material Adverse Effect.
          (c) For the purposes of this Section 3.10, “Material Agreements” mean any and all (i) Contracts under which a Transelec Entity has payment obligations, or has the right to receive payments, in an amount exceeding $[**] per year or is obliged to make payments for an aggregate amount exceeding $[**]; (ii) Contracts with any Sellers or any current officer, director, shareholder or Affiliate of any of the Transelec Entities; (iii) Contracts with any labor union or similar association representing any employee of the Transelec Entities; (iv) Contracts for the sale of any assets of the Transelec Entities other than those sales in the Ordinary Course of Business, (v) Contracts for joint ventures, strategic alliances, partnerships, licensing arrangements, or sharing of profits or proprietary information, or any shareholder or similar agreements; (vi) Contracts containing covenants of the Transelec Entities not to compete in any line of business or with any Person in any geographic area or not to solicit or hire any person; (vii) Contracts relating to the acquisition by the Transelec Entities of any operating business or material assets of any other Person in excess of $[**]; (viii) Contracts relating to the incurrence, assumption or guarantee of any indebtedness or imposing a Lien (other than Permitted Liens) on any of the assets of the Transelec Entities in excess of $[**]; (ix) Contracts with any director or executive employee of the Transelec Entities providing for severance, retention, change in control, retirement arrangements, golden parachute, incentive compensation, profit sharing or deferred compensation or other similar payments; (x) Contracts for the employment providing for annual compensation in excess of $[**]; (xi) outstanding Contracts of surety or indemnification by the Transelec Entities in excess of $[**]; or (xii) outstanding forwards, swap, collar, put, call, floor, cap, option or other Contracts that are intended to benefit from or reduce or eliminate the risk of fluctuations in the price of commodities, including electric power, gas or securities.
     3.11 Environmental Matters. Except as set forth in Section 3.11 of the Sellers Disclosure Schedule, or as would not reasonably be expected to have, individually or in the aggregate, a Transelec Material Adverse Effect:
          (a) the Transelec Entities are in compliance with all applicable Environmental Laws, including having and complying with the terms and conditions of all Permits required pursuant to applicable Environmental Laws;
          (b) none of the Transelec Entities (i) has received from any Governmental Entity any written notice of Violation of, alleged Violation of, non-compliance with, or Liability or potential Liability pursuant to, any Environmental Law, other than notices with respect to matters that have been resolved and for which the Transelec Entities have no further obligations outstanding or (ii) is subject to any outstanding Governmental Order, “consent order” or other agreement with regard to any Violation, non-compliance or Liability under any Environmental Law;
          (c) no judicial proceeding or governmental or administrative action is pending, or to the Knowledge of the Transelec Entities, threatened, under any applicable Environmental Law pursuant to which any of the Transelec Entities is a party;
          (d) to the Knowledge of the Transelec Entities, no Hazardous Substances have been Released into the soil, surface water, sediments or ground water at, on, or under any of the Transelec Entities’ current facilities or have been abandoned at such facilities, (i) such that the Transelec Entities would be obligated to remove, remediate or otherwise respond to Releases of such Hazardous Substances pursuant to any Environmental Law or (ii) that would reasonably be expected to result in claims against the Transelec Entities by other Persons under any Environmental Law (including claims for damage or injury to persons, property or natural resources);

          (e) the Transelec Entities have adequately stored and/or disposed of any and all transformers and condensers used in the Transelec Business in compliance with applicable Environmental Law; and
          (f) Notwithstanding any of the representations and warranties contained elsewhere in this Agreement, all environmental matters shall be governed exclusively by this Section 3.11 and to the extent set forth in the final sentence of Section 3.7(a).
     3.12 Intellectual Property
          (a) Except as disclosed in Section 3.12(a) of the Sellers Disclosure Schedule, the Transelec Entities own, or have the right to use, all patents, patent rights (including patent applications and licenses), know-how, trade secrets, trademarks (including trademark applications), licenses, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights and other proprietary intellectual property rights (collectively, “Intellectual Property”) used in and necessary for the conduct of the businesses of the Transelec Entities as currently conducted;
          (b) to the Knowledge of the Transelec Entities, the use of the Intellectual Property used in the businesses of the Transelec Entities as currently conducted does not infringe or otherwise violate the Intellectual Property rights of any third party;
          (c) to the Knowledge of the Transelec Entities, no third party is challenging, infringing, misusing or otherwise violating any right of the Transelec Entities in any Intellectual Property used for the conduct of the businesses of the Transelec Entities as currently conducted and no such claims have been made against any Person by the Transelec Entities;
          (d) there are no Governmental Orders to which the Transelec Entities is a party or by which the Transelec Entities is bound which restrict, in any material respect, the right to use any of the Intellectual Property; and
          (e) none of the Transelec Entities has received any written notice of any pending claim that Intellectual Property used in and necessary for the conduct of the businesses of the Transelec Entities as currently conducted infringes or otherwise violates the Intellectual Property rights of any third party.
     3.13 Title to Assets. Except as would not reasonably be expected to have, individually or in the aggregate, a Transelec Material Adverse Effect, or as set forth in Section 3.13 of the Sellers Disclosure Schedule (i) each of the Transelec Entities owns and has good and valid title to, or in the case of leased assets or leased property has a valid leasehold interest in (other than any such leases whose scheduled terms have expired subsequent to the date hereof), all of its personal assets and personal properties used in and necessary for the conduct of the businesses and operations of the Transelec Entities as currently conducted, free and clear of all Liens, except for Permitted Liens, (ii) all such assets and property are in good condition and in a state of good maintenance and repair (ordinary wear and tear excepted) and are suitable for the purposes used, and (iii) the assets, rights and properties owned by or leased by the Transelec Entities constitute all of the Material tangible and intangible properties used by the Transelec Entities and sufficient and necessary to the conduct of the Transelec Entities’ businesses and operations as they are currently being conducted.
     3.14 Insurance
          (a) All the Insurance Policies of the Transelec Entities are in full force and effect, all insurance premiums due thereon have been paid in full when due and no written notice of cancellation, non renewal or termination, or any written notice threatening cancellation, non renewal or termination, has been received by the Transelec Entities. Set forth in Section 3.14 of the Sellers Disclosure Schedule is a list of all policies of insurance (the “Insurance Policies”) under which any of the Transelec Entities’ assets or business activities are covered. The Transelec Entities have made available to Purchaser copies of the Insurance Policies together with riders and amendments thereto or, in the case of such policies which have been recently renewed or are currently in the process of being renewed, such other documentation evidencing such policies. The Transelec Entities are in compliance with the terms and conditions of the Insurance Policies, except for failures so to comply which would not reasonably be expected to have, individually or in the aggregate, a Transelec Material Adverse Effect. No event has occurred, including the failure by the Transelec Entities to give any notice or information or the Transelec Entities giving any inaccurate or erroneous notice or information, which limits or impairs the rights of the Transelec Entities under any such insurance policies, except in each case, for any event or failure that would not reasonably be expected to have, individually or in the aggregate, a Transelec Material Adverse Effect.
          (b) Except as set forth in Section 3.14 of the Sellers Disclosure Schedule, to the Knowledge of the Transelec Entities, no event relating to the Transelec Entities has occurred which could reasonably be expected to result in a retroactive upward adjustment in premiums under any such insurance policies or which could reasonably be expected to result in a prospective upward adjustment in such premiums. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no insurance policy has been cancelled within the last two years and, to the Knowledge of the Transelec Entities, no threat has been made to cancel any insurance policy of the Company or any of the Subsidiaries during such period. To the Knowledge of the Transelec Entities, no event has occurred, including the failure by the Transelec Entities to give any notice or information or the Transelec Entities giving any inaccurate or erroneous notice or information, which limits or impairs the rights of the Transelec Entities under any such insurance policies. Except as set forth in Section 3.14 of the Sellers Disclosure Schedule, all Material properties and risks associated with the Transelec Business of the Transelec Entities are covered by the Insurance Policies that are of such types and amounts as are consistent with customary practices and standards in the industry of the Transelec Entities.
     3.15 Books and Records. The books, records and accounts of the Transelec Entities, including financial records, that have been previously delivered or made available by Sellers and the Transelec Entities to Purchaser are complete and correct copies of such books, records and accounts.

     3.16 Labor. Except as set forth on Section 3.16 of the Sellers Disclosure Schedule:
          (a) no employees are represented by any labor organization. No labor organization or group of employees has made a pending demand for recognition, proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Transelec Entities, threatened to be brought or filed, with the applicable labor relations tribunal. To the Knowledge of the Transelec Entities, there is no organizing activity involving the Transelec Entities pending or threatened by any labor organization or group of employees.
          (b) As of the date hereof, there are no (i) strikes, work stoppages, slowdowns, lockouts or arbitrations or (ii) material grievances or other labor disputes pending or, to the Knowledge of the Transelec Entities, threatened against or involving the Transelec Entities. Except as set forth at Section 3.16 of the Sellers Disclosure Schedule, there are no unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Transelec Entities, threatened by or on behalf of any employee or group of employees, except for such practice, grievances or complaints which would not reasonably be expected to have, individually or in the aggregate, a Transelec Material Adverse Effect.
          (c) There are no complaints, charges or claims against the Transelec Entities pending or, to Knowledge of the Transelec Entities, threatened that could be brought or filed, with any Governmental Entity based on, arising out of, in connection with or otherwise relating to the employment or termination of employment of or failure to employ, any individual, except for complaints, changes based on rights established by applicable Laws or claims which would not reasonably be expected to have, individually or in the aggregate, a Transelec Material Adverse Effect. Each of the Transelec Entities is in compliance with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation, loans (including loans made to any director of the Transelec Entities) and the collection and payment of withholding and/or retirement taxes and any similar tax, except for such breaches which would not reasonably be expected to have, individually or in the aggregate, a Transelec Material Adverse Effect.
     3.17 Benefit Plans Except as set forth in Section 3.17 of the Sellers Disclosure Schedule:
          (a) to the extent required, each Benefit Plan is and has been established, registered, qualified, administered and invested, in material compliance with applicable Law and none of the Transelec Entities has received any written notice from any Person alleging to the contrary;
          (b) to the extent required, all Liabilities under the Benefit Plans (whether pursuant to the terms thereof or applicable Law) as of December 31, 2005 have been fully satisfied or funded or have been fully provided for in the December 31, 2005 balance sheet that forms part of the Transelec Financial Statements; and

          (c) there have been no material amendments, modifications or restatements of any Benefit Plan made, or any improvements in benefits promised, under the Benefit Plans since the December 31, 2005 balance sheet that forms part of the Transelec Financial Statements.
     3.18 Organizational Documents
          (a) The Transelec Entities have delivered to Purchaser true, correct and complete copies of the certificates of incorporation (each certified by the appropriate notary or official of the Republic of Chile) and by-laws (each certified by the secretary, assistant secretary or other appropriate officer) or comparable organizational documents of the Transelec Entities in each case as amended and in effect on the due date hereof, including all amendments thereto.
          (b) The minute books of the Transelec Entities previously made available to Purchaser contain true, correct and complete records of all meetings and accurately reflect all other Material corporate action of the shareholders and board of directors (including committees thereof) of the Transelec Entities. The stock certificate books and stock transfer ledgers of the Transelec Entities previously made available to Purchaser are true, correct and complete. All stock transfer taxes levied, if any, or payable with respect to all transfers of shares of the Transelec Entities prior to the date hereof have been paid and appropriate transfer tax stamps affixed.
     3.19 Accounts and Notes Receivable and Payable
          (a) All accounts and notes receivable of the Transelec Entities have arisen from bona fide transactions in the Ordinary Course of Business and are payable on ordinary trade terms, except for accounts and notes the non-payment of which would not reasonably be expected to have, individually or in the aggregate, a Transelec Material Adverse Effect. All accounts and notes receivable of the Transelec Entities reflected on the Transelec Financial Statements are good and collectible at the aggregate recorded amounts thereof, net of any applicable reserve for returns or doubtful accounts reflected thereon, except for accounts and notes the non-payment of which would not reasonably be expected to have, individually or in the aggregate, a Transelec Material Adverse Effect.
          (b) All accounts payable of the Transelec Entities reflected in the Transelec Financial Statements or arising after the date thereof for transactions that have occurred prior to the date hereof are the result of bona fide transactions in the Ordinary Course of Business and have been paid or are not yet due and payable, except for accounts payable the non-payment of which would not reasonably be expected to have, individually or in the aggregate, a Transelec Material Adverse Effect.
     3.20 Certain Payments. None of the Transelec Entities or any Seller nor, to the Knowledge of the Transelec Entities or Sellers, any director, officer, employee, or other Person acting on behalf of any of them, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business for the Transelec Entities, (ii) to pay for favorable treatment for business secured by the Transelec Entities (iii) to obtain special concessions or for special concessions already obtained, for or in respect of the Transelec Entities, or (iv) in violation of any Law, or (b) established or maintained any fund or asset with respect to the Transelec Entities that has not be recorded in the books and records of the Transelec Entities.
     3.21 Brokers and Finders. None of Sellers and the Transelec Entities has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker’s or finder’s fee or any other commission or similar fee payable by Purchaser, Purchaser Guarantor or the Transelec Entities in connection with any of the transactions contemplated by this Agreement.
     3.22 No Other Representation. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE II AND ARTICLE III OR IN ANY OF THE TRANSACTION DOCUMENTS, NONE OF SELLERS, THE TRANSELEC ENTITIES, OR THEIR RESPECTIVE AFFILIATES NOR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, CONTROLLING PERSONS, AGENTS, ADVISORS OR REPRESENTATIVES, MAKES OR HAS MADE, AND SELLERS, THE TRANSELEC ENTITIES AND THEIR RESPECTIVE AFFILIATES AND ALL OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, CONTROLLING PERSONS, AGENTS, ADVISORS OR REPRESENTATIVES HEREBY NEGATE AND DISCLAIM, ANY OTHER REPRESENTATION OR WARRANTY, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, CONCERNING THE EQUITY INTERESTS, THE BUSINESS, ASSETS OR LIABILITIES OF THE TRANSELEC ENTITIES, THE TRANSACTIONS CONTEMPLATED HEREBY, OR ANY OTHER MATTER. IN CONNECTION WITH PURCHASER’S INVESTIGATION OF THE TRANSELEC ENTITIES, PURCHASER HAS RECEIVED AND MAY CONTINUE TO RECEIVE FROM SELLERS, THE TRANSELEC ENTITIES OR THEIR RESPECTIVE REPRESENTATIVES CERTAIN ESTIMATES, PROJECTIONS AND OTHER FORECASTS FOR THE TRANSELEC ENTITIES AND CERTAIN PLAN AND BUDGET INFORMATION. PURCHASER ACKNOWLEDGES THAT THERE ARE UNCERTAINTIES INHERENT IN ATTEMPTING TO MAKE SUCH PROJECTIONS, FORECASTS, PLANS AND BUDGETS, THAT PURCHASER IS TAKING FULL RESPONSIBILITY FOR MAKING ITS OWN EVALUATION OF THE ADEQUACY AND ACCURACY OF ALL ESTIMATES, PROJECTIONS, FORECASTS, PLANS AND BUDGETS SO FURNISHED TO IT, AND THAT PURCHASER IS NOT RELYING ON ANY ESTIMATES, PROJECTIONS, FORECASTS, PLANS OR BUDGETS FURNISHED BY SELLERS, THE TRANSELEC ENTITIES, THEIR RESPECTIVE AFFILIATES OR THEIR RESPECTIVE REPRESENTATIVES, AND PURCHASER SHALL NOT HOLD ANY SUCH PERSON LIABLE WITH RESPECT THERETO. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT OR IN ANY OF THE TRANSACTION DOCUMENTS, PURCHASER ACKNOWLEDGES THAT NONE OF SELLERS, THE TRANSELEC ENTITIES AND THEIR RESPECTIVE AFFILIATES AND NONE OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, CONTROLLING PERSONS, AGENTS, ADVISORS OR REPRESENTATIVES HAS MADE, AND SELLERS AND THE TRANSELEC ENTITIES HEREBY EXPRESSLY DISCLAIM AND NEGATE, AND PURCHASER HEREBY EXPRESSLY WAIVES, ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT COMMON LAW, BY STATUTE, USES OR OTHERWISE RELATING TO, AND PURCHASER HEREBY EXPRESSLY WAIVES AND RELINQUISHES ANY AND

ALL RIGHTS, CLAIMS AND CAUSES OF ACTION AGAINST SELLERS, THE TRANSELEC ENTITIES AND THEIR RESPECTIVE AFFILIATES AND ALL OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, SUBSIDIARIES, CONTROLLING PERSONS, AGENTS, ADVISORS OR REPRESENTATIVES (OTHER THAN ANY SUCH RIGHTS, CLAIMS OR CAUSES OF ACTION ARISING OUT OF FRAUD OR INTENTIONAL OR WILLFUL MISCONDUCT OF ANY SUCH PERSONS) IN CONNECTION WITH, THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY INFORMATION, DATA OR OTHER MATERIALS (WRITTEN OR ORAL) FURNISHED TO PURCHASER OR ITS AFFILIATES, ADVISORS OR REPRESENTATIVES PRIOR TO, ON OR AFTER THE DATE HEREOF BY TRANSELEC ENTITIES OR ON BEHALF OF SELLERS OR THE TRANSELEC ENTITIES. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, REPRESENTATIONS, WARRANTIES AND COVENANTS CONTAINED HEREIN MADE BY OR ON BEHALF OF A PARTY ARE MADE SOLELY AND EXCLUSIVELY BY OR ON BEHALF OF SUCH PARTY AND NOT BY OR ON BEHALF OF SUCH PARTY’S REPRESENTATIVES (INCLUDING EMPLOYEES) OR ANY OTHER PERSON.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER
     Purchaser represents and warrants to Sellers as follows in this Article IV:
     4.1 Organization and Qualification. Purchaser is a sociedad de responsabilidad limitada, duly organized, validly existing and in good standing under the laws of the Republic of Chile and has full power and authority to own, lease and operate its assets and properties and to conduct its business as presently conducted. Purchaser is duly qualified to do business and in good standing in all jurisdictions in which such qualification is necessary under applicable Law as a result of the conduct of its business or the ownership of its properties, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
     4.2 Authority; Non-Contravention; Statutory Approvals
          (a) Authority. Purchaser has full power and authority to enter into this Agreement and the Transaction Documents to which it is or will be a party and, subject to receipt of the Purchaser Required Statutory Approvals, to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and the Transaction Documents to which it is or will be a party, the performance of its obligations hereunder and thereunder and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite action on the part of Purchaser, and no other proceedings or approvals on the part of Purchaser are necessary to authorize this Agreement and the Transaction Documents or to consummate the transactions contemplated hereby or thereby. This Agreement and the Transaction Documents to which Purchaser is or will be a party have been duly authorized, and this Agreement has been, and the Transaction Documents to which Purchaser is or will be a party, have been or will be at or prior to Closing, duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery hereof by each other Party, constitutes, or will constitute at or prior to Closing, the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with their respective terms, except as limited by Laws affecting the enforcement of creditors’ rights generally or by general equitable principles.
          (b) Non-contravention. Except as set forth in Section 4.2(b) of the Purchaser Disclosure Schedule, the execution and delivery by Purchaser of this Agreement and the Transaction Documents to which Purchaser is or will be a party, and the performance of its obligations hereunder and thereunder does not, and the consummation of the transactions contemplated hereby and thereby will not conflict with, result in any Violation of (with or without notice or lapse of time, or both), or result in the creation of any Lien upon, any of the properties or assets of Purchaser, pursuant to any provision of (i) the Organizational Documents of Purchaser; (ii) any Contract to which Purchaser is a party or by which Purchaser may be bound (subject to obtaining the third-party Consents set forth in Section 4.2(b) of the Purchaser Disclosure Schedule (the “Purchaser Required Consents”)); or (iii) any Law, Permit or Governmental Order applicable to Purchaser (subject to obtaining the Purchaser Required Statutory Approvals), other than in the case of clauses (ii) and (iii) above, for any such Violation or Lien which would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
          (c) Statutory Approvals. Except for the filings or approvals (i) set forth in Section 4.2(c) of the Purchaser Disclosure Schedule (the “Purchaser Required Statutory Approvals”) and (ii) as may be required due to the regulatory or corporate status of Sellers or the Transelec Entities, no Material Consent of any Governmental Entity is required to be made or obtained by Purchaser in connection with the execution and delivery of this Agreement or the consummation by Purchaser of the transactions contemplated hereby.
     4.3 Financing. Purchaser will have at Closing available cash and credit capacity, either in its accounts, through binding and enforceable credit arrangements or borrowing facilities or otherwise, sufficient to (i) pay the Purchase Price at the Closing and (ii) perform all of its obligations hereunder including, without limitation, its obligations under Section 5.9 (the “Financing Arrangements”), and none of the Transelec Entities will be required to assume or become liable for such Financing Arrangements prior to the Closing. Prior to the date of this Agreement, Purchaser has provided Sellers with copies of all relevant documentation that has been entered into on or prior to the date hereof relating to the Financing Arrangements, including any commitment letters for any of the foregoing, which Purchaser intends to utilize to make the payments described in this Section 4.3.
     4.4 Purchaser Equity. Purchaser Guarantor will have a net equity of at least $[**] on the Closing Date.
     4.5 Litigation. Except as set forth in Section 4.5 of the Purchaser Disclosure Schedule, there is no action, claim, suit or proceeding at law or in equity pending or, to the Knowledge of Purchaser, threatened against Purchaser or any of its subsidiaries or affecting any of their respective assets or properties that would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. There are no Governmental Orders of or by any Governmental Entity applicable to Purchaser or any of its subsidiaries except for such that would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
     4.6 Brokers and Finders. Purchaser has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker’s or finder’s fee or any other commission or similar fee payable by Sellers or the Transelec Entities in connection with any of the transactions contemplated by this Agreement.
ARTICLE V
COVENANTS
     5.1 Conduct of Transelec Business. Subject to the limitations set forth below, after the date hereof and prior to the Closing or earlier termination of this Agreement, except as set forth in Schedule 5.1 and except (i) as contemplated in or permitted by this Agreement, (ii) as may be required to comply with any Transelec Material Contract, (iii) in connection with necessary or prudent repairs due to breakdown or casualty, or other actions taken in response to a business emergency or other unforeseen operational matters, (iv) in connection with necessary or prudent maintenance consistent with manufacturer’s recommendations and warranties, (v) as required by applicable Law (including, without limitation, pursuant to any administrative orders, decisions or directions of the Independent System Operators (also known as the Economic Local Dispatch Centers or “CDEC”), or (vi) to the extent Purchaser shall otherwise consent, which decision regarding consent shall be made promptly and which consent shall not be unreasonably withheld, conditioned or delayed, Sellers shall exercise the voting, governance and contractual powers available to them to cause each of the Transelec Entities to, and each of the Transelec Entities shall:
          (a) (i) carry on its business and operations only in the Ordinary Course of Business, (ii) use all commercially reasonable efforts consistent with past practices and policies to preserve intact the Transelec Entities’ present business organization, and (iii) maintain the Transelec Entities’ real property and tangible personal property in good repair, order and condition (subject to normal wear and tear) consistent with the Ordinary Course of Business and not delay the making of timely capital expenditures contemplated in that regard;
          (b) not (i) amend its Organizational Documents; (ii) split, combine or reclassify its outstanding Equity Interests; or (iii) repurchase, redeem or otherwise acquire Equity Interests or any securities convertible into or exchangeable or exercisable for any Equity Interests;
          (c) not issue, sell, or dispose of any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any of its Equity Interests;

          (d) not incur any indebtedness other than (i) borrowings in the Ordinary Course of Business or (ii) borrowings under existing credit facilities as such facilities may be amended or replaced, and with respect to (i) or (ii) above, (A) for bonafide business purpose where such borrowed funds are immediately expended for the Transelec Business and (B) in an aggregate amount not to exceed $[**];
          (e) not make any commitments for or make capital expenditures, individually or in the aggregate (i) in excess of $[**], except as otherwise specifically provided for in the approved capital expenditure budget for 2006 of the Transelec Entities attached at Section 5.1(e) of the Sellers Disclosure Schedule discussed with Purchaser (and only where such commitments or capital expenditures are for the same category or line item in such business plan), and (ii) in any event not in excess of $[**];
          (f) not, other than in the Ordinary Course of Business, make any acquisition of, or investment in, assets or stock of any other Person;
          (g) not, other than in the Ordinary Course of Business, sell, lease, license, encumber or otherwise dispose of any of its assets;
          (h) not change any Material financial or Material Tax accounting method, policies, practices or election, except as required by Chilean GAAP or applicable Law;
          (i) not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Transaction);
          (j) not settle or compromise any pending or threatened litigation or other Proceeding requiring payment of an amount in excess of the reserves established therefore, or waive, release or assign any claims, in each case other than in an amount not to exceed $3,000,000 in the aggregate;
          (k) not (i) amend or modify any Transelec Material Contract or Permit in any material respect, (ii) terminate any Transelec Material Contract or Permit, or (iii) enter into any Contract that would have been required to be set forth in Section 3.7(a) of the Sellers Disclosure Schedule had it been entered into prior to the date of this Agreement, in each case, other than in the Ordinary Course of Business;
          (l) not (i) increase the salary or other compensation of any director or senior executive of any Transelec Entity, except for normal year-end increases in the Ordinary Course of Business, (ii) grant any unusual or extraordinary bonus, benefit or other direct or indirect compensation to any director senior executive, (iii) increase the coverage or benefits available under any (or create or enter into any new) bonus, incentive or deferred compensation, pension, retirement, profit-sharing, savings, employment, consulting, compensation, stock purchase, stock option, phantom stock or other equity-based compensation, severance pay, termination, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, group insurance, hospitalization, medical, dental, life, loan, educational assistance or other fringe benefit plans, programs, agreements and arrangements for the benefit of any current director or executive employee of the Transelec Entities;

          (m) not, unless not available on commercially reasonable terms: fail to maintain its current insurance policies; provided that any of the Transelec Entities shall notify Purchaser promptly of any changes to any of the (x) properties or assets or (y) such policies related thereto or any intention to make a claim thereunder;
          (n) not make any declaration, setting aside or payment of any dividend or other distribution in respect of any shares of capital stock of any of the Transelec Entities;
          (o) not fail to comply in all material respects with all applicable Laws;
          (p) not change or modify its credit, collection or payment policies, procedures or practices, including acceleration of collections or receivables (whether or not past due) or fail to pay or delay payment of payables or other liabilities;
          (q) not fail to pay and discharge current Liabilities or other Liabilities in the Ordinary Course of Business, except where disputed in good faith by appropriate proceedings;
          (r) not issue, create, incur, assume, guarantee, endorse or otherwise become liable with respect to (whether directly, contingently or otherwise) any Liabilities of any Person (other than the Transelec Entities) or cancel or compromise any debt, claim or other Liability or waive or release any material right of the Transelec Entities, except in the Ordinary Course of Business;
          (s) not enter into any transaction, agreement or arrangement that may be characterized as an off-balance sheet arrangement under Chilean GAAP;
          (t) not (i) make, change or revoke any Tax election, settle or compromise any Tax claim, liability, assessment or reassessment or enter into a settlement or compromise, or change (or make a request to any Tax Authority to change) any Material aspect of its method of accounting for Tax purposes, (ii) prepare or file any Tax Return (or any amendment thereof) unless such Tax Return shall have been prepared in a manner consistent with past practice and the Transelec Entity shall have provided Purchaser a copy thereof (together with supporting papers) at least three (3) Business Days prior to the due date thereof for Purchaser to review and approve (such approval not to be unreasonably withheld, delayed or conditioned), or (iii) fail to pay any Taxes relating to the Transelec Entities when due subject to the right of such Transelec Entity to timely contest the payment of any such Tax, so long as Purchaser is provided with prompt written notice of such contest and it is done in good faith and a reasonable position under applicable Law exists in the case of contesting the payment of any Tax;
          (u) notify Purchaser promptly of any Material damage to any of the Transelec Entities’ assets and any actions taken with respect to such damage; and
          (v) not commit to take any of the actions set forth in subsections (b) to (t) of this Section 5.1.

     5.2 Regulatory Approvals
          (a) Regulatory Approvals. Each Party shall cooperate and use commercially reasonable efforts to prepare and file as soon as practicable all applications, notices, petitions, filings and other documents necessary to obtain, and shall use commercially reasonable efforts to obtain, the Sellers Required Statutory Approvals, the Transelec Required Statutory Approvals and the Purchaser Required Statutory Approvals. The Parties further agree to use commercially reasonable efforts (i) to take any act, make any undertaking or receive any clearance or approval required by any Governmental Entity or applicable Law and (ii) to satisfy any conditions imposed by any Governmental Entity in all Final Orders, in each case in order to consummate the transactions contemplated hereby as soon as reasonably possible. Each of the Parties shall (i) respond as promptly as practicable to any inquiries or requests received from any Governmental Entity for additional information or documentation and (ii) not enter into any agreement with any Governmental Entity that would reasonably be expected to adversely affect the Parties’ ability to consummate the transactions contemplated by this Agreement, except with the prior consent of the other Parties (which shall not be unreasonably withheld or delayed). Each of the Parties shall use commercially reasonable efforts to avoid or eliminate each and every impediment under any antitrust, competition, or trade or energy regulation law that may be asserted by any Governmental Entity with respect to the transactions contemplated hereby so as to enable the Closing Date to occur as soon as reasonably possible. Notwithstanding the foregoing, none of the Parties, nor any of their respective Affiliates shall be required to: (i) compensate any third party, commence or participate in a proceeding or offer or grant any accommodation (financial or otherwise) to any third party to obtain any authorization, consent, order or approval (except for filing fees, other administrative charges and other reasonable out-of-pocket expenses) in satisfaction of its conditions under Article VI, or (ii) dispose of, hold separate or otherwise restrict their respective enjoyment of any of their respective assets, properties or business, or to propose, negotiate, commit to or effect by consent decree, hold separate order, or otherwise, the sale or divestiture, licensing or disposition of any assets, properties or businesses.
          (b) Communications.
               (i) The Parties shall promptly provide the other Parties with copies of all filings made with, and inform one another of any communications received from, any Governmental Entity in connection with this Agreement and the transactions contemplated hereby, except as prohibited by applicable Law.
               (ii) None of Sellers shall, and Sellers shall cause each of the Transelec Entities, any other Affiliates of Sellers and their respective representatives not to, without having informed and discussed with Purchaser, file or issue any written submission with any Person or Governmental Entity regarding rate calculations, the VI Adjustment or any changes to the Short Law or other regulatory framework applicable to the Transelec Business (the “Restricted Matters”). Sellers shall inform Purchaser in advance of any (A) board meeting of the Transelec Entities or (B) any formal scheduled meetings with any Governmental Entity, in each case convened to discuss matters relating to the Restricted Matters, and shall afford Purchaser and its representatives the opportunity to comment, prior to such meeting, on the particulars to be discussed at the meeting. Sellers agree to provide Purchaser and its representatives with full and detailed information with respect to any written comments Sellers, any of the Transelec Entities, any other Affiliates of Sellers or their respective representatives may receive from any Person or Governmental Entity with respect to the Restricted Matters.
     5.3 Required Consents. Sellers shall use commercially reasonable efforts and shall cause the Transelec Entities to use commercially reasonable efforts to obtain the Sellers Required Consents and the Transelec Required Consents. Purchaser shall use commercially reasonable efforts to obtain the Purchaser Required Consents. The Parties shall cooperate with each other in connection with the foregoing.
     5.4 Access. After the date hereof and prior to the Closing, Sellers agree that the Transelec Entities shall permit Purchaser and its respective employees, counsel, accountants and other representatives, including lenders and financial advisors, to have reasonable access, upon reasonable advance notice, during regular business hours, to the assets, employees (including employees of Sellers who have responsibility for the Transelec Entities), accountants, properties, books and records, accounts, businesses and operations to the extent relating to the Transelec Entities as Purchaser may reasonably request, provided, however, that in no event shall Sellers or the Transelec Entities be obligated to provide any access or information if Sellers or the Transelec Entities determine, in good faith after consultation with counsel, that providing such access or information may violate applicable Law, cause either of Sellers or the Transelec Entities to breach a confidentiality obligation by which it is bound or jeopardize any recognized privilege available to either of Sellers or the Transelec Entities. Purchaser agrees to indemnify and hold Sellers and the Transelec Entities harmless from any and all claims and liabilities, including costs and expenses for loss, injury to or death of any representative of Purchaser, and any loss, damage to or destruction of any property owned by either of Sellers or the Transelec Entities or others (including claims or liabilities for loss of use of any property) resulting directly or indirectly from the action or inaction of any of the employees, counsel, accountants, advisors and other representatives of Purchaser during any visit to the business or property sites of the Transelec Entities prior to the Closing Date, whether pursuant to this Section 5.4 or otherwise. During any visit to the business or property sites of the Transelec Entities Purchaser shall, and shall cause its employees, counsel, accountants, advisors and other representatives accessing such properties to, comply with all applicable Laws and all of the Transelec Entities’ safety and security procedures and conduct itself in a manner that could not be reasonably expected to interfere with the operation, maintenance or repair of the assets of the Transelec Entities. Each Party shall, and shall cause its Affiliates and representatives to, hold in strict confidence all documents and information concerning the other furnished to it in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement.
     5.5 Publicity. Prior to the Closing, none of Sellers, the Transelec Entities or Purchaser or any of their respective Affiliates shall, without the express written approval of HQI and Purchaser, make any press release or other public announcements concerning the transactions contemplated by this Agreement, except as and to the extent that any such Party shall be so obligated by applicable Law or pursuant to any listing agreement or rules of any national securities exchange, in which case the other Parties shall be advised and the Parties shall use their commercially reasonable efforts to cause mutually agreeable releases or announcements to be issued.

     5.6 Fees and Expenses
          (a) Purchaser Expenses. Purchaser shall pay all out-of pocket fees, costs and expenses, including fees and expenses of counsel, financial advisors and accountants, incurred by Purchaser or Purchaser Guarantor incident to or in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, whether or not the Closing shall have occurred.
          (b) Sellers’ Expenses. Sellers shall pay all out-of-pocket fees, costs and expenses, including fees and expenses of counsel, financial advisors (including, all fees and expenses of UBS) and accountants, incurred by Sellers, Sellers Guarantor or any of the Transelec Entities incident to or in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, whether or not the Closing shall have occurred; provided that, with respect to the Transelec Entities, Sellers shall be responsible for and pay for only such costs incurred by the Transelec Entities for services rendered up to and including the Closing Date.
          (c) Other Transaction Expenses. Notwithstanding anything to the contrary set forth in this Agreement, (i) Purchaser shall pay any out-of-pocket fees, costs and expenses incurred in connection with obtaining all Purchaser Required Statutory Approvals, and (ii) Sellers shall pay any out-of-pocket fees, costs and expenses incurred in connection with obtaining all Sellers Required Statutory Approvals and the Transelec Required Statutory Approvals (other than, in each case, the Parties’ legal fees and expenses which are the subject of Sections 5.6(a) and 5.6(b)).
     5.7 Survival of Affiliate Contracts. Except as set forth in Schedule 5.7 and except as agreed to in writing by Sellers and Purchaser, Sellers shall cause all Affiliate Contracts, including any agreements or understandings (written or oral) with respect thereto, to terminate or be deemed terminated on the Closing without any further action on the part of the parties thereto or of the Parties.
     5.8 Further Assurances. Each of Sellers, Sellers Guarantor, Purchaser and Purchaser Guarantor agrees that, from time to time before and after the Closing Date, they will execute and deliver, or cause their respective Affiliates to execute and deliver such further instruments, and take, or cause their respective Affiliates to take, such other action, as may be reasonably necessary to carry out the purposes and intents of this Agreement. Purchaser, Purchaser Guarantor, Sellers Guarantor and Sellers agree to use commercially reasonable efforts, or cause their respective Affiliates to use commercially reasonable efforts, to refrain from taking any action which could reasonably be expected to prevent or materially delay the consummation of the Transaction. From time to time after the Closing Date, Sellers agree to cooperate with Purchaser upon the reasonable request of Purchaser in making available to Purchaser information in its possession relating to the conduct of the Transelec Business prior to the Closing; provided, however, that Sellers shall not be obligated to make any disclosure that (i) is prohibited by applicable Law, (ii) may cause any of Sellers to breach a confidentiality obligation by which it is bound or (iii) may jeopardize any recognized privilege available to any of Sellers or that would result in the loss of any applicable legal privilege.
     5.9 Financing. Notwithstanding anything contained in this Agreement to the contrary, Purchaser expressly acknowledges and agrees that Purchaser’s obligations hereunder are not conditioned in any manner whatsoever upon Purchaser obtaining any financing. Purchaser shall keep Sellers apprised of all material developments or material changes relating to the Financing Arrangements and the financing contemplated thereby. In the event that the Financing Arrangements shall cease to be in full force and effect at any time or the lenders party thereto shall indicate in writing to Purchaser any unwillingness to provide the financing contemplated thereby, or for any reason Purchaser otherwise no longer believes in good faith that it will be able to obtain the financing contemplated thereby, then Purchaser shall promptly notify Sellers and use best efforts to obtain replacement financing arrangements or commitment letters as soon as reasonably practicable. Purchaser shall not, or permit any of its subsidiaries to, without the prior written consent of Sellers, take any action or enter into any transaction, including any merger, acquisition, joint venture, disposition, lease, contract or debt or equity financing that would reasonably be expected to impair, delay or prevent the financing contemplated by the Financing Arrangements, other than as permitted under the terms of such Financing Agreements (provided that this does not delay the Closing).
     5.10 Tax Matters
          (a) Transfer Taxes. Purchaser shall be responsible for the timely payment of all Transfer Taxes, if any, arising out of or in connection with the transactions contemplated by this Agreement. Purchaser shall prepare and file all necessary documentation and Tax Returns with respect to such Transfer Taxes; provided, however, that Sellers shall cooperate with Purchaser and take any action reasonably requested by Purchaser (at no cost to Sellers) in order to minimize such Transfer Taxes.
          (b) Tax Returns. Except as otherwise provided in Section 5.10(a) above,
               (i) Sellers shall prepare and file or cause to be prepared and filed when due all Tax Returns that are required to be filed by or with respect to the Transelec Entities for taxable years or periods ending on or before the Closing Date, and Sellers shall remit or cause to be remitted any Taxes due in respect of such Tax Returns. All such Tax Returns shall be prepared in a manner consistent with past practice.
               (ii) Purchaser shall prepare and file or cause to be prepared and filed when due all Tax Returns that are required to be filed by or with respect to the Transelec Entities for taxable years or periods ending after the Closing Date, and Purchaser shall remit or cause to be remitted any Taxes due in respect of such Tax Returns. All such Tax Returns shall be prepared in a manner consistent with past practice in compliance with applicable Laws. Purchaser shall not amend claims for discretionary deductions or credits in Tax Returns of the Transelec Entities for taxable years or periods ending on or before the Closing Date, without the approval of Sellers Guarantor (which approval shall not be unreasonably withheld, delayed or conditioned if such amendments are specifically required by a Tax Authority and necessary to comply with applicable Laws).

          (c) Assistance and Cooperation. After the Closing Date, each of Sellers and Purchaser shall (and shall cause their respective Affiliates to) (i) assist the other Party in preparing any Tax Returns which such other Party is responsible for preparing and filing in accordance with Section 5.10(b), and (ii) reasonably cooperate in preparing for any audits of, or disputes with, any Governmental Entity regarding any Tax Returns of the Transelec Entities.
          (d) Control of Tax Returns. Purchaser must not, and must procure that each of its Affiliates does not, without the prior consent of Sellers (such consent not to be unreasonably withheld or delayed): (i) file any Tax Returns contemplated in Section 5.10(b)(i) above; (ii) amend, or request or permit the amendment of, or make or lodge any objection or appeal in relation to any such Tax Returns; (iii) apply to any Tax Authority for any binding or non-binding opinion, ruling or other determination in relation to any act, matter or transaction covered by any such Tax Returns or to any act, matter or transaction occurring on or before the Closing Date; or (iv) furnish to any Tax Authority any information (in writing or otherwise) in relation to any such Tax Returns or to any act, matter or transaction occurring on or before the Closing Date.
          (e) Tax Audit or Tax Assessment. If any Tax Authority undertakes an audit of any of the Transelec Entities, or issues an assessment to any of the Transelec Entities, which relates to any Tax Returns filed by any of the Transelec Entities prior to the date hereof, any of the Tax Returns contemplated in Section 5.10(b)(i) above or to any act, matter or transaction occurring on or before the Closing Date, including during the period from January 1, 2006 to the Closing Date, notwithstanding Section 8.4 below: (i) Purchaser shall promptly give Sellers Guarantor written notice of such audit or assessment (together with copies of all documents received from the Tax Authority) and provide Sellers Guarantor with full written relevant details of the audit or assessment; (ii) Sellers Guarantor at its own cost and expense shall have the conduct and control (in consultation with Purchaser) of all action taken by Purchaser in respect of the audit or assessment within five Business Days of receipt by Sellers Guarantor of such notice; (iii) Purchaser must, at the cost of Sellers (provided that Sellers Guarantor will only be liable for reasonable out-of-pocket expenses), procure all assistance Sellers Guarantor may reasonably require in relation to action taken in respect of such audit or assessment; and (iv) Purchaser must procure that Sellers Guarantor is authorized to take such action on behalf and in the name of each of the Transelec Entities as Sellers Guarantor may reasonably require in respect of such audit or assessment, including, without limitation, responding (in writing or otherwise) to any audit inquiry from any Tax Authority, attending and conducting interviews, meetings, discussions and negotiations with any Tax Authority, negotiating and concluding compromises, agreements and settlements with any Tax Authority, lodging requests for ruling, opinions or determinations with any Tax Authority or lodging or instituting objections, applications, appeals and other litigations with any Tax Authority, tribunal or court; provided, however, that in controlling the conduct of such audit or assessment, Sellers Guarantor must: (x) keep Purchaser fully informed regarding the status and progress of such audit or assessment; (y) provide to Purchaser drafts of any material correspondence to any Tax Authority and consider in good faith any comments of Purchaser (or its advisors) on the correspondence; and (z) allow Purchaser and its advisors to attend any material meeting or discussion with the Tax Authority; provided, further, however, that if the results of such audit or assessment involves an issue that would change the Transelec Entities’ past reporting practices and would have an adverse impact on the Transelec Entities in taxable periods after the Closing Date, then all actions taken in connection with any such audit or assessment shall require the consent (any such consent not to be unreasonably withheld, delayed or conditioned) of Purchaser.
          (f) Excess Taxes. Notwithstanding anything to the contrary herein, in the event that any Taxes paid by the Transelec Entities after the Closing Date for the period prior to and including the Closing Date (net of any Tax refund received by the Transelec Entities for such period) exceed the amount of Taxes reflected, and accrued and reserved for, in the Actual Closing Date Working Capital, any such excess Taxes shall constitute Damages to the Purchaser Indemnified Parties (calculated in the same manner and treated for all purposes hereunder, including any such amounts payable being determined in accordance with Section 8.5(d)(iv), as if such Damages had arisen from a breach of Section 5.10 of this Agreement) that may be claimed against the Sellers pursuant to the indemnification provisions set forth in Article VIII of this Agreement. Notwithstanding anything to the contrary in this Agreement, the determination and payment of the Actual Closing Date Working Capital shall not preclude Purchaser from making any claims for Damages against Sellers pursuant to this Section 5.10(f).
          (g) Other Obligations. Nothing in Sections 5.10(d), (e) and (f) and shall limit any obligations of the Parties under other provisions of this Agreement.
     5.11 Change of Corporate Names. Promptly after the Closing Date, but in any event within 30 days following the Closing Date, Purchaser shall or shall cause the Transelec Entities to execute and file with the relevant authorities all necessary forms and documents to replace the names of the Transelec Entities by alternative corporate names, which names must not include the words “HQI”, “HQ” or “Hydro-Quebec” or any word or name which is substantially identical or deceptively similar to or likely to be mistaken for or confused with the words “HQI”, “HQ” or “Hydro-Quebec”.
     5.12 Exclusivity. From and after the date hereof, through the earlier of the Closing Date and the termination of this Agreement, Sellers agree that they will not, and their subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its subsidiaries or any of the foregoing) to, directly or indirectly, encourage, initiate or solicit (including by way of furnishing information) or take any other action to facilitate any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) which constitutes or may reasonably be expected to lead to an Alternative Proposal from any person or engage in any discussion or negotiations concerning, or provide any non-public information or data to make or implement, an Alternative Proposal.
     5.13 Drag-Along Right. Pursuant to the terms and conditions of that certain Shareholders Agreement among Inversiones HQI Chile Holding Limitada (the previous name of Transmisión), Puno, Transelec and IFC, dated as of April 25, 2003 (as amended, modified or supplemented from time to time in accordance with its terms, the “Shareholders Agreement”), Sellers, directly or indirectly, have a drag-along right with respect to the IFC Shares pursuant to Section 3.04 thereof, and Sellers have on or prior to the date hereof delivered the requisite notice in the form attached hereto as Exhibit D (the “Drag-Along Notice”) to IFC to effectively and timely exercise such right prior to the Closing in a manner consistent with the terms and conditions set forth therein. Sellers shall take all commercially reasonable actions (including, if necessary, appropriate legal actions at Purchaser’s cost to enforce the Shareholders Agreement) as may be necessary under the terms of the Shareholders Agreement to exercise such drag-along right in accordance with the terms of the Shareholders Agreement and cause IFC to, simultaneously with the Closing, sell and deliver to Purchaser and/or its designee(s) the IFC Shares, on the same terms and conditions set forth herein; provided, however, that IFC shall only be required to give the representations and warranties set forth in Section 3.04(c) of the Shareholders Agreement.
     5.14 HQ International Mobility Program. Sellers hereby agree that they shall be responsible for any and all payments and costs related to the Hydro Québec International Mobility Program for any agreements with any officers, directors, employees or consultants of the Transelec Entities; provided, however, that Purchaser or the Transelec Entities shall be responsible for all such costs relating to the current Chief Executive Officer and Chief Financial Officer of Transelec who remain employed for more than six (6) months following Closing. For a period of up to six (6) months following Closing, Purchaser, or any of the Transelec Entities if designated by Purchaser, will pay to Sellers Guarantor an amount of $[**] and $[**] per month while the Chief Executive Officer and Chief Financial Officer, respectively, of Transelec remain employed by Transelec respectively.
     5.15 Notification of Certain Matters. Sellers shall give notice to Purchaser and Purchaser shall give notice to Sellers, as promptly as reasonably practicable upon becoming aware of (a) any fact, change, condition, circumstance, event, occurrence or non-occurrence that has caused or is reasonably likely to cause any representation or warranty in this Agreement made by it to be untrue or inaccurate in any respect at any time after the date hereof and prior to the Closing, (b) any Material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder or (c) the institution of or the threat of institution of any Proceeding against any of Sellers, the Transelec Entities, the Seller Guarantor, the Purchaser or the Purchaser Guarantor, as the case may be, or the transactions contemplated hereby; provided that the delivery of any notice pursuant to this Section 5.15 shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice, or the representations or warranties of, or the conditions to the obligations of, the Parties.
     5.16 Public Announcement of Intention to Acquire Control of the Transelec Entities. Immediately after the execution of this Agreement, Purchaser shall comply with the provisions of Article 54 of the Securities Act of the Republic of Chile and publish its intention to acquire control of the Transelec Entities.
ARTICLE VI
CONDITIONS TO CLOSING
     6.1 Conditions to the Obligations of the Parties. The obligations of the Parties to effect the Closing shall be subject to the satisfaction or waiver (to the extent permitted by Law) by Purchaser and Sellers, on or prior to the Closing Date, of each of the following conditions precedent:

          (a) Statutory Approvals. The Sellers Required Statutory Approvals, the Transelec Required Statutory Approvals and the Purchaser Required Statutory Approvals set forth in Section 2.1(d) of the Sellers Disclosure Schedule, Section 3.1(c) of the Sellers Disclosure Schedule and Section 4.2(c) of the Purchaser Disclosure Schedule shall have been obtained and approved in a form and substance reasonably satisfactory to each of the Parties.
          (b) No Injunction. No statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity which prohibits the consummation of the transactions contemplated hereby and there shall be no order or injunction of a court of competent jurisdiction in effect precluding or prohibiting the consummation of the transactions contemplated hereby; provided, however, that the Parties shall use commercially reasonable efforts to have any such order or injunction vacated or lifted.
     6.2 Conditions to the Obligation of Purchaser. The obligation of Purchaser to effect the Closing shall be subject to the satisfaction or waiver by Purchaser on or prior to the Closing Date of each of the following conditions:
          (a) Performance of Obligations of Sellers. Sellers shall have performed in all material respects their agreements and covenants contained in or contemplated by this Agreement which are required to be performed by them at or prior to the Closing.
          (b) Representations and Warranties. The representations and warranties of Sellers (A) set forth in Sections 2.2, 3.2(b), and 3.4(b) shall be true and correct in all respects (i) on and as of the date hereof and (ii) on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date and (B) set forth in this Agreement (other than in Sections 2.2, 3.2(b), and 3.4(b)) shall be true and correct in all respects (i) on and as of the date hereof and (ii) on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except for representations and warranties that expressly speak only as of a specific date or time which need only be true and correct as of such date or time), except in each of clauses (B)(i) and (B)(ii) for such failures of representations and warranties to be true and correct (without giving effect to “Material,” “material,” “materiality,” “Sellers Material Adverse Effect”, “Transelec Material Adverse Effect” or any other qualification or limitation of similar import contained in any such representations and warranties) which would not reasonably be expected to have, individually or in the aggregate, a Transelec Material Adverse Effect or a Sellers Material Adverse Effect.
          (c) Required Consents. The Sellers Required Consents set forth in Section 2.1(c) and the Transelec Required Consents set forth in Section 3.1(b) of the Sellers Disclosure Schedule shall have been obtained, each in form and substance reasonably acceptable to Purchaser, and Sellers shall provide Purchaser with written notification of receipt of such consents no later than 10 Business Days following receipt of each such consent.

          (d) Officer’s Certificate. Purchaser shall have received a certificate from an authorized officer of each Seller, in each case acting on behalf of the corresponding Seller and not in his/her personal capacity, dated the Closing Date, to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.
          (e) Resignations of Directors. Purchaser shall have received the resignations of the directors of the Transelec Entities, in form and substance attached hereto as Exhibit B (the “Termination and Release Agreement”) which shall provide for mutual release.
          (f) Assignment Agreement. Sellers shall have delivered to Purchaser a duly executed Assignment Agreement transferring (i) the Subject Shares, (ii) the Minority Norte Shares and (iii) any other documents contemplated by Section 1.4 to Purchaser.
          (g) Release. Purchaser shall have received written evidence, reasonably satisfactory to Purchaser, that Sellers and its Affiliates have irrevocably and unconditionally released Purchaser and the Transelec Entities from any and all Liabilities to the Sellers and their Affiliates (except Liabilities under this Agreement and under Contracts listed in Schedule 5.8) (the “Release Letter”).
          (h) Legal Opinions. Sellers shall have delivered to Purchaser a legal opinion of (i) McCarthy Tétrault LLP, special Canadian counsel to Sellers and Sellers Guarantor regarding the enforceability of this Agreement and the HQ Letter of Guarantee (as defined below) and certain related matters with respect to Sellers and Sellers Guarantor, and (ii) Claro y Cia, special Chilean counsel to Sellers with respect to Transmisión and Transelec, in each case, in form and substance reasonably acceptable to Purchaser and Sellers.
          (i) HQ Guarantee. Sellers shall have delivered to Purchaser a letter of guarantee duly executed by Hydro-Québec in the form attached hereto as Exhibit C (the “HQ Letter of Guarantee”).
          (j) Other Certificates. Corporate resolutions duly adopted by the Board of Directors of each Seller and the Sellers Guarantor or evidence of any actions required by each Seller and the Sellers Guarantor for the execution and delivery by such Seller or the Sellers Guarantor of this Agreement and each other Transaction Document to which it is a party and the performance by such Seller or the Sellers Guarantor of the transactions contemplated hereby and thereby, duly certified by the Secretary or an Assistant Secretary of such Seller or the Sellers Guarantor, and an incumbency certificate, certifying the names and true signatures of the officers of each Seller and the Sellers Guarantor authorized to execute and deliver this Agreement, each other Transaction Document to which it is a party and any other document or certificate delivered hereunder or thereunder.
     6.3 Conditions to the Obligation of Sellers. The obligation of Sellers to effect the Closing shall be subject to the satisfaction or waiver by Sellers on or prior to the Closing Date of each of the following conditions:

          (a) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects its agreements and covenants contained in or contemplated by this Agreement which are required to be performed by it at or prior to the Closing.
          (b) Representations and Warranties. The representations and warranties of Purchaser and Purchaser Guarantor set forth in this Agreement shall be true and correct in all respects (i) on and as of the date hereof and (ii) on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except for representations and warranties that expressly speak only as of a specific date or time which need only be true and correct as of such date or time), except in each of cases (i) and (ii) for such failures of representations and warranties to be true and correct (without giving effect to “Material,” “material,” “materiality” or “Purchaser Material Adverse Effect” or any other qualification or limitation of similar import contained in any such representations and warranties) which would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
          (c) Purchaser Required Consents. The Purchaser Required Consents set forth in Section 4.2(c) of the Purchaser Disclosure Schedule shall have been obtained.
          (d) Officer’s Certificate. Sellers shall have received a certificate from an authorized officer of Purchaser, acting on behalf of the Purchaser and not in his/her personal capacity, dated the Closing Date, to the effect that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.
          (e) Release. Sellers shall have received written evidence, reasonably satisfactory to Sellers, that the Transelec Entities have irrevocably and unconditionally released each of Sellers and their Affiliates from any and all Liabilities to the Transelec Entities (except Liabilities under this Agreement and under Contracts listed in Schedule 5.7) (the “Release Letter”).
          (f) Legal Opinions. Purchaser shall have delivered to Sellers a legal opinion of (i) Stikeman Elliott LLP, special Canadian counsel to Purchaser and Purchaser Guarantor regarding the enforceability of this Agreement and certain related matters with respect to Purchaser and Purchaser Guarantor, and (ii) Philippi Yrarrazaval, Pulido & Brunner, special Chilean counsel to Purchaser and Purchaser Guarantor, in each case, in form and substance reasonably acceptable to Purchaser and Sellers.
          (g) Other Certificates. Corporate resolutions duly adopted by the Board of Directors of each of Purchaser and Purchaser Guarantor or evidence of any actions required by Purchaser and Purchaser Guarantor for the execution and delivery by Purchaser and Purchaser Guarantor of this Agreement and each other Transaction Document to which it is a party and the performance by Purchaser and Purchaser Guarantor of the transactions contemplated hereby and thereby, duly certified by the Secretary or an Assistant Secretary of Purchaser and Purchaser Guarantor, and an incumbency certificate, certifying the names and true signatures of the officers of Purchaser and Purchaser Guarantor authorized to execute and deliver this Agreement, each other Transaction Document to which it is a party and any other document or certificate delivered hereunder or thereunder.

          (h) Brookfield Letter. Brookfield shall have delivered to Sellers a letter reasonably satisfactory to Sellers whereby Brookfield agrees to ensure that Purchaser or Purchaser Guarantor has sufficient funds to pay the VI Adjustment Amount and the Transition Period Adjustment Amount as contemplated in this Agreement.
ARTICLE VII
TERMINATION
     7.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:
          (a) by the mutual written agreement of Purchaser and Sellers Guarantor (on behalf of the Sellers);
          (b) by Purchaser or Sellers Guarantor (on behalf of the Sellers), if (i) a statute, rule, regulation or executive order shall have been enacted, entered or promulgated prohibiting the consummation of the transactions contemplated hereby or (ii) an order, decree, ruling or injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby, and such order, decree, ruling or injunction shall have become final and non-appealable and the Party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall have used commercially reasonable efforts to remove such order, decree, ruling or injunction;
          (c) by Purchaser or Sellers Guarantor (on behalf of the Sellers), by written notice, if the Closing shall not have occurred on or before August 31, 2006 (the “Initial Termination Date”); provided, however, that the right to terminate the Agreement under this Section 7.1(c) shall not be available to any Party whose failure to fulfill any obligation under this Agreement shall have caused or resulted in the failure of the Closing Date to occur on or before such date; and provided, further, that if on the Initial Termination Date the conditions to the Closing set forth in Section 6.1(a) and/or Section 6.1(b) have not been fulfilled but all other conditions to the Closing (other than those conditions that, by their terms, cannot be satisfied until the Closing) have been fulfilled (or waived) or are capable of being fulfilled by such date that is 30 days following the Initial Termination Date (the “Final Termination Date”), then no Party shall have the right to terminate this Agreement pursuant to this Section 7.1(c) prior to the Final Termination Date;
          (d) by Purchaser, so long as Purchaser is not then in Material breach of any of its representations, warranties, covenants or agreements hereunder, by written notice to Sellers, if there shall have been a breach of any representation or warranty of Sellers, or a breach of any covenant or agreement of Sellers hereunder, which breaches would be reasonably expected to have, individually or in the aggregate, a Transelec Material Adverse Effect, and such breach shall not have been remedied within 30 days after receipt by Sellers of notice in writing from Purchaser (a “Breach Notice”), specifying the nature of such breach and requesting that it be remedied or Purchaser shall not have received adequate assurance of a cure of such breach within such thirty-day period or Sellers shall not have made a capital contribution to the Transelec Entities in an amount equal to the expected damages from such breach, provided that Sellers shall have no obligation to make any such capital contribution pursuant to this Section 7.1(d);

          (e) by Sellers (acting together), so long as none of Sellers is then in Material breach of any of its representations, warranties, covenants or agreements hereunder, by written notice to Purchaser, if there shall have been a breach of any representation or warranty, or a breach of any covenant or agreement of Purchaser hereunder, which breaches would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, and such breach shall not have been remedied within 30 days after receipt by Purchaser of notice in writing from Sellers, specifying the nature of such breach and requesting that it be remedied or Sellers shall not have received adequate assurance of a cure of such breach within such thirty-day period; or
          (f) by Sellers (acting together), so long as none of Sellers is then in Material breach of any of its representations, warranties, covenants or agreements hereunder, by written notice to Purchaser, if the Financing Arrangements have been terminated or cease to be in effect and Purchaser is not able to secure replacement financing arrangements or commitment letters at or prior to the later of (i) the Initial Termination Date and (ii) 30 days after receipt by Purchaser of notice in writing from Sellers of their intention to terminate this Agreement pursuant to this Section 7.1(f).
     7.2 Effect of Termination. No termination of this Agreement pursuant to Section 7.1 shall be effective until notice thereof is given to the non-terminating Parties specifying the provision hereof pursuant to which such termination is made. If validly terminated pursuant to Section 7.1, this Agreement shall, except as provided in Section 1.5 or this Section 7.2, become wholly void and of no further force and effect without liability to any Party or to any Affiliate, or their respective members or shareholders, directors, officers, employees, agents, advisors or representatives, and following such termination no Party shall have any liability under this Agreement or relating to the transactions contemplated by this Agreement to any other Party; provided that no such termination shall relieve Purchaser and Sellers from liability for fraud or any willful or intentional breach of any provision of this Agreement prior to such termination. In the event of the termination of this Agreement as provided in Section 7.1, Purchaser shall redeliver to Sellers or the Transelec Entities, as the case may be, and will cause its agents to redeliver to Sellers or the Transelec Entities, as the case may be, all documents, workpapers and other materials of Sellers or the Transelec Entities relating to any of them and the transactions contemplated hereby, whether obtained before or after the execution hereof and Purchaser shall comply with all of its obligations under the Confidentiality Agreement.
ARTICLE VIII
INDEMNIFICATION
     8.1 Indemnification by Sellers. Subject to the provisions of this Article VIII, Sellers, jointly and severally, agree to indemnify, defend and hold harmless the Purchaser Indemnified Parties from and against any and all, subject to the limitations in Section 8.5, Liabilities, demands, claims, suits, actions, or causes of action, losses, costs, expenses, damages and judgments, whether or not resulting from third party claims, (including reasonable fees and expenses of attorneys and accountants) (collectively, “Damages”) arising out of or relating to any inaccuracy or breach of any representation, warranty or covenant (in each case, without regard to any limitation or qualification as to “Material,” “material,” “materiality,” “Sellers Material Adverse Effect”, “Transelec Material Adverse Effect” or any other qualification or limitation of similar import contained in such representation, warranty or covenant) of Sellers or Sellers Guarantor contained herein, in any Transaction Document or in any certificate delivered under this Agreement.
     8.2 Amount of Damages. Notwithstanding anything to the contrary in this Agreement, the Damages incurred by the Purchaser Indemnified Parties (including for greater certainty Damages suffered by the Transelec Entities) arising out of or relating to any inaccuracy or breach of any representation or warranty of Sellers contained in Article III with respect to the Transelec Entities shall be limited to, and shall not, exceed, 92% of the Damages incurred by the Transelec Entities arising out of or relating to such inaccuracy or breach of any such representation or warranty contained in Article III. For the avoidance of doubt, the limitations in this Section 8.2 shall not apply to any Damages directly incurred or suffered by Purchaser (including any Damages in respect of a breach of Sections 2.2 or 3.2(b)).
     8.3 Indemnification by Purchaser. Subject to the provisions of this Article VIII, Purchaser agrees to indemnify, defend and hold harmless the Sellers Indemnified Parties, from and against any and all, subject to the limitations in Section 8.5, Damages arising out of or relating to any inaccuracy or breach of any representation, warranty or covenant (in each case, without regard to any limitation or qualification as to “Material,” “materiality,” “material,” “Purchaser Material Adverse Effect” or any other qualification or limitation of similar import contained in such representation, warranty or covenant) of Purchaser or Purchaser Guarantor contained herein, in any Transaction Document or in any certificate delivered under this Agreement.
     8.4 Indemnification Process
          (a) A party making a claim for indemnification under this Article VIII shall be, for the purposes of this Agreement, referred to as an “Indemnified Party” and a party against whom such claims are asserted under this Article VIII shall be, for the purposes of this Agreement, referred to as an “Indemnifying Party”. All claims by any Indemnified Party under this Article VIII shall be asserted and resolved as set forth below.
          (b) In the event that (i) any action, application, suit, demand, claim or legal, administrative, arbitration or other alternative dispute resolution proceeding, hearing or investigation (each, a “Proceeding”) is asserted or instituted by any Person other than the Parties or their Affiliates which could give rise to Damages for which an Indemnifying Party could be liable to an Indemnified Party under this Agreement (such Proceeding, a “Third Party Claim”) or (ii) any Indemnified Party under this Agreement shall have a claim to be indemnified by any Indemnifying Party under this Agreement which does not involve a Third Party Claim (such claim, a “Direct Claim” and, together with Third Party Claims, “Claims”), the Indemnified Party shall, promptly after it becomes aware of a Third Party Claim, or facts supporting a Direct

Claim, send to the Indemnifying Party a written notice specifying the nature of such Proceeding and the amount or estimated amount thereof (which amount or estimated amount shall not be conclusive of the final amount, if any, of such Proceeding) (a “Claim Notice”), together with copies of all notices and documents (including court papers) served on or received by the Indemnified Party in the case of a Third Party Claim; provided that a delay in notifying the Indemnifying Party shall not relieve the Indemnifying Party of its obligations under this Article VIII except to the extent that (and only to the extent that) the Indemnifying Party shall have been materially prejudiced by such failure to give such notice, in which case the Indemnifying Party shall be relieved of its obligations under this Article VIII to the extent of such prejudice.
          (c) In the event of a Third Party Claim, the Indemnifying Party shall have the right to defend the Indemnified Party against such Third Party Claim and be entitled to appoint experts, consultants and/or counsel of the Indemnifying Party’s choice at the expense of the Indemnifying Party to represent the Indemnified Party in connection with such Proceeding (in which case the Indemnifying Party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by any Indemnified Party or any other costs or expenses with respect to the defense of a Third Party Claim except as set forth below); provided that such experts, consultation and/or counsel is reasonably acceptable to the Indemnified Party. Notwithstanding an Indemnifying Party’s election to defend such Third Party Claim and appoint counsel acceptable to the Indemnified Party to represent an Indemnified Party in connection with a Third Party Claim, an Indemnified Party shall have the right to engage separate counsel, but the Indemnifying Party shall bear the reasonable fees, costs and expenses of such separate counsel only if (i) the use of counsel selected by the Indemnifying Party to represent the Indemnified Party would present such counsel with a conflict of interest or (ii) the Indemnifying Party shall not have engaged counsel to represent the Indemnified Party within a reasonable time after notice of the institution of such Third Party Claim; provided that, notwithstanding such failure to engage counsel within a reasonable time, the Indemnifying Party shall have the right to assume the defense of such Third Party Claim by appointment of counsel reasonably acceptable to the Indemnified Party and shall thereafter cease to be responsible for the fees and expenses of separate counsel appointed by the Indemnified Party. Nothing in this Section 8.4(c) shall require the Indemnifying Party to be responsible for the fees and expenses of more than one counsel at any time in connection with the defense against a Third Party Claim. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate with the Indemnifying Party and its counsel in defending and contesting any Proceeding which the Indemnifying Party defends, or, if appropriate and related to the Proceeding in question, in making any counterclaim against the person asserting the Third Party Claim, or any cross-complaint against any Person. No Third Party Claim may be settled or compromised (i) by the Indemnified Party without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, delayed or conditioned) or (ii) by the Indemnifying Party without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, delayed or conditioned), unless, in the case of this clause (ii), the sole relief provided is monetary damages that are paid in full by the Indemnifying Party (if such claim against the Indemnified Party for such indemnification is successful) and a full and unconditional release is provided to the Indemnified Party. In the event any Indemnified Party settles or compromises or consents to the entry of any judgment with respect to any Third Party Claim without the prior written consent of the Indemnifying Party (except in the event the Indemnifying Party unreasonably withheld, delayed or conditioned its consent), each Indemnified Party shall be deemed to have waived all rights against the Indemnifying Party for indemnification under this Article VIII with respect to such Third Party Claim only to the extent the Indemnifying Party is actually prejudiced by such settlement, compromise or consent.
          (d) In the event of a Direct Claim, the Indemnifying Party shall notify the Indemnified Party within 30 days of receipt of a Claim Notice whether the Indemnifying Party disputes such Claim. From and after the delivery of a Claim Notice under this Agreement, at the reasonable request of the Indemnifying Party, each Indemnified Party shall grant the Indemnifying Party and its representatives reasonable access to the books, records, employees, representatives and properties of such Indemnified Party to the extent reasonably related to the matters to which the Claim Notice relates. If the Indemnified Party is Purchaser, Purchaser shall cause the Transelec Entities to grant to the Indemnifying Party the access described in the immediately preceding sentence. All such access shall be granted during normal business hours and shall be granted under conditions which will not unreasonably interfere with the business and operations of such Indemnified Party.
     8.5 Limitations on Claims
          (a) Liability Threshold for Indemnified Parties. Notwithstanding anything in this Article VIII to the contrary but subject to Section 8.5(d)(iv), no Purchaser Indemnified Party or Sellers Indemnified Party shall be entitled to indemnification pursuant to Sections 8.1 or 8.3, as applicable, unless and until the aggregate amount of Damages incurred by such Party for which indemnification is available under Sections 8.1 or 8.3, as applicable, exceeds an amount equal to $[**] (the “Liability Threshold”), and then, subject to Section 8.5(b), the Purchaser Indemnified Parties or the Sellers Indemnified Parties, as applicable, shall be entitled to the benefit of the indemnity under Sections 8.1 or 8.3 as applicable, [**].
          (b) Threshold for Damages. Notwithstanding anything in this Article VIII to the contrary, no Purchaser Indemnified Party or Seller Indemnified Party shall be entitled to make any single claim or series of similar or related claims with respect to a breach of a representation or warranty pursuant to Sections 8.1 or 8.3, as applicable, unless the Damages with respect to any such single claim or series of similar or related claims, individually or in the aggregate, exceed $[**] (the “Minimum Threshold Amount”).
          (c) Maximum Liability. Notwithstanding anything in this Agreement to the contrary but subject to Section 8.5(d)(iv), the aggregate amount of Damages payable by either Sellers or Purchaser pursuant to Sections 8.1 or 8.3, as applicable, shall not exceed an amount equal to $[**] (the “Cap”).
          (d) Additional Limitations.
               (i) The amount of any Damages incurred by the Indemnified Party shall be reduced by the net amount the Indemnified Party or any of its Affiliates actually recovers (after deducting all attorneys’ fees, expenses and other costs of recovery) from any insurer or other party liable for such Damages (other than the Indemnifying Party). The Indemnified Party shall use commercially reasonable efforts to effect any such recovery.

               (ii) The amount of any Damages incurred by the Indemnified Party shall be reduced by the net amount of any Tax benefit actually realized by the Indemnified Party arising from the recognition of Damages (after taking into account any Tax Liability incurred by the Indemnified Party in connection with the receipt of any indemnification payment therefore). For greater certainty, the Indemnifying Party shall be obliged to pay the full amount of the Damages, without taking into account the adjustments made pursuant to this paragraph 8.5(d)(ii), until any net Tax refund is actually received or effective tax savings is assessed; thereafter, the Indemnified Party shall refund the Indemnifying Party an amount equal to the amount by which the amount actually paid to the Indemnified Party exceeds the amount that would have been payable taking into account the adjustments made pursuant to this paragraph 8.5(d)(ii).
               (iii) Any liability for indemnification under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement hereunder.
               (iv) Notwithstanding anything to the contrary herein, the amount of any Damages incurred by any Indemnified Party in respect of any breach of Sections 2.2, 3.2(b), 3.5, 5.1(d), 5.6(b), 5.10, or 11.18 shall be determined and payable without regard to the Liability Threshold, the Minimum Threshold Amount and the Cap. In addition, none of the thresholds and limitations set forth in this Section 8.5 (including the Liability Threshold, the Minimum Threshold Amount and the Cap) shall apply to any adjustments to the Purchase Price provided for in Sections 1.6, 1.7 and 1.8.
               (v) Notwithstanding anything to the contrary in this Agreement, the Purchaser Indemnified Parties shall not be entitled to any indemnification pursuant to Section 8.1 for Damages arising out of or relating to any inaccuracy or breach of any representation or warranty of Sellers contained in Article III which was disclosed to the Purchaser on or prior to Closing to the extent that any event, fact or circumstance causing such inaccuracy or breach, individually or in the aggregate, constituted a Transelec Material Adverse Effect as disclosed and identified as such by Sellers in writing to Purchaser on or prior to Closing, and Sellers shall not, under such circumstances, have any liability to any Purchaser Indemnified Parties with respect to such Damages and Transelec Material Adverse Effect in the event that the Closing occurs.
          (e) Exclusive Remedy. Except to the extent provided in Section 11.13 and Section 11.18, from and after the Closing, the indemnities provided for in this Article VIII shall be the exclusive remedies of the Parties and their respective officers, directors, employees, Affiliates, agents, representatives, successors and assigns for any breach of or inaccuracy in any representation or warranty or breach of or non-compliance with any covenant or agreement contained in this Agreement and the Parties shall not be entitled to a rescission of this Agreement or to any further indemnification or other rights or claims of any nature whatsoever in respect thereof, all of which the Parties hereto hereby waive; provided, however, that the foregoing shall not limit the right of any Party to assert a claim based on fraud, bad faith or willful misconduct.
     8.6 Characterization of Indemnification Payments. Purchaser and Sellers agree to treat any indemnification payment made under this Agreement as an adjustment to the Purchase Price.
     8.7 Limitation on Damages. No Party shall, under any circumstance, have any liability to any other Party for any special, indirect, consequential or punitive damages claimed by such other Party under the terms of or due to any breach or non-performance of this Agreement, including lost profits, loss of revenue or income, cost of capital, or loss of business reputation or opportunity, except in respect of any such damages relating to, arising from or in connection with a breach of Section 11.18 or in the event an Indemnified Party is required to pay any such damages to a third party in connection with a Third Party Claim.
ARTICLE IX
GUARANTEES
     9.1 Purchaser Guaranty
          (a) Guaranty. Purchaser Guarantor hereby unconditionally and irrevocably guarantees to Sellers, on the terms and conditions set forth in this Section 9.1 (the “Purchaser Guaranty”), the prompt performance, when due, of Purchaser’s obligations under this Agreement, including payment of the Purchase Price at the Closing (the “Purchaser Guaranteed Obligations”).
          (b) Demand. If Purchaser shall fail to fulfill any of the Purchaser Guaranteed Obligations, when and as the same shall become due, then Sellers shall be entitled to make a demand upon Purchaser Guarantor hereunder in writing specifying in reasonable detail (i) the provision of this Agreement of which Purchaser is in breach, (ii) in what manner and in what amount Purchaser has failed to perform pursuant to this Agreement and (iii) an explanation of why such payment is due with a specific statement by an officer of Sellers that Sellers are demanding performance by Purchaser Guarantor under the Purchaser Guaranty (hereinafter referred to as a “Purchaser Demand”). A single written Purchaser Demand shall be effective as to any specific default during the continuance of such default, until Purchaser or Purchaser Guarantor has cured such default, and additional written Purchaser Demands concerning such default shall not be required unless such default is cured and subsequently recurs.
          (c) Payment. Purchaser Guarantor shall, within ten Business Days following receipt of a Purchaser Demand, fully pay and perform such Purchaser Guaranteed Obligations then due and owing as set forth in the Purchaser Demand to such account as Sellers may specify in writing to Purchaser Guarantor from time to time. Any payment made by Purchaser Guarantor hereunder shall, to the extent so made, discharge the obligations of Purchaser Guarantor hereunder with respect to such amounts paid.

          (d) Representation and Warranties. Purchaser Guarantor represents and warrants to Sellers as follows:
               (i) Purchaser Guarantor is a sociedad de responsabilidad limitada duly organized, validly existing, and in good standing under the laws of the Republic of Chile.
               (ii) Purchaser Guarantor has full power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Purchaser Guarantor of this Agreement and the consummation by Purchaser Guarantor of the transactions contemplated hereby have been duly and validly authorized by all requisite action on the part of Purchaser Guarantor, and no other proceedings or approvals on the part of Purchaser Guarantor are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser Guarantor and, assuming the due authorization, execution and delivery hereof by each other Party, constitutes the legal, valid and binding obligation of Purchaser Guarantor, enforceable against Purchaser Guarantor in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally or by general equitable principles.
          (e) Purchaser Guarantor’s Obligations Unconditional. The obligations of Purchaser Guarantor hereunder shall remain in full force and effect notwithstanding any act, omission, event or circumstance whatsoever, until full, valid and proper performance of the Purchaser Guaranteed Obligations.
          (f) Independent Obligations. The obligations of Purchaser Guarantor hereunder are independent of the obligations of Purchaser.
          (g) Waiver of Notice. Purchaser Guarantor unconditionally waives:
               (i) demands, protests, or notices as the same pertain to Purchaser;
               (ii) any right to require Sellers to proceed against Purchaser or to exhaust any security held by Sellers or to pursue any other remedy; and
               (iii) any defense based upon an election of remedies by Sellers, unless the same would excuse performance by Purchaser under this Agreement.
          (h) Subrogation. Purchaser Guarantor agrees with respect to the Purchaser Guaranty that it shall have no right of subrogation, reimbursement, contribution or indemnity, nor any right of recourse to security for the Purchaser Guaranteed Obligations until all of the Purchaser Guaranteed Obligations have been paid in full.
          (i) Discharge; Reinstatement; Preference. If at any time any payment by or on behalf of Purchaser in respect of the Purchaser Guaranteed Obligations is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of Purchaser or otherwise, Purchaser Guarantor’s obligations with respect to such payment shall be reinstated

at such time as though such payment had been due but not made at such time. If any payment by Purchaser Guarantor to Sellers is held to constitute a preference under any applicable bankruptcy laws, or if under applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws of general application with respect to creditors, Sellers are required to refund part or all of any payment or pay the amount thereof to any other party, such payment to Sellers shall not constitute a release from any liability hereunder, and Purchaser Guarantor’s liability hereunder shall be reinstated to the extent of such refund or payment to another party.
          (j) Expenses. Purchaser Guarantor agrees to pay all reasonable costs, expenses and fees, including all reasonable attorneys’ fees and expenses, that may be incurred by Sellers in enforcing the Purchaser Guaranty following any default on the part of Purchaser, if and to the extent Purchaser Guarantor fails to perform its obligations under the Purchaser Guaranty when due.
     9.2 Sellers Guaranty
          (a) Guaranty. Sellers Guarantor hereby unconditionally and irrevocably guarantees to Purchaser, on the terms and conditions set forth in this Section 9.2 (the “Sellers Guaranty”), the prompt performance, when due, of Sellers’ obligations under this Agreement (the “Sellers Guaranteed Obligations”).
          (b) Demand. If Sellers shall fail to fulfill any of the Sellers Guaranteed Obligations, when and as the same shall become due, then Purchasers shall be entitled to make a demand upon Sellers Guarantor hereunder in writing specifying in reasonable detail (i) the provision of this Agreement of which Sellers are in breach, (ii) in what manner and in what amount Sellers have failed to perform pursuant to this Agreement and (iii) an explanation of why such payment is due with a specific statement by an officer of Purchaser that Purchaser is demanding performance by Sellers Guarantor under the Sellers Guaranty (hereinafter referred to as a “Sellers Demand”). A single written Sellers Demand shall be effective as to any specific default during the continuance of such default, until Sellers or Sellers Guarantor has cured such default, and additional written Sellers Demands concerning such default shall not be required unless such default is cured and subsequently recurs.
          (c) Payment. Sellers Guarantor shall, within ten Business Days following receipt of a Sellers Demand, fully pay and perform such Seller Guaranteed Obligations then due and owing as set forth in the Sellers Demand to such account as Purchaser may specify in writing to Sellers Guarantor from time to time. Any payment made by Sellers Guarantor hereunder shall, to the extent so made, discharge the obligations of Sellers Guarantor hereunder with respect to such amounts paid.
          (d) Representation and Warranties. Sellers Guarantor represents and warrants to Purchaser as follows:
               (i) Sellers Guarantor is a body corporate, duly organized, validly existing, and in good standing under the laws of the Province of Québec.

               (ii) Sellers Guarantor has full power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Sellers Guarantor of this Agreement and the consummation by Sellers Guarantor of the transactions contemplated hereby have been duly and validly authorized by all requisite action on the part of Sellers Guarantor, and no other proceedings or approvals on the part of Sellers Guarantor are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Sellers Guarantor and, assuming the due authorization, execution and delivery hereof by each other Party, constitutes the legal, valid and binding obligation of Sellers Guarantor, enforceable against Sellers Guarantor in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally or by general equitable principles.
          (e) Sellers Guarantor’s Obligations Unconditional. The obligations of Sellers Guarantor hereunder shall remain in full force and effect notwithstanding any act, omission, event or circumstance whatsoever, until full, valid and proper performance of the Sellers Guaranteed Obligations.
          (f) Independent Obligations. The obligations of Sellers Guarantor hereunder are independent of the obligations of Sellers.
          (g) Waiver of Notice. Sellers Guarantor unconditionally waives:
               (i) demands, protests, or notices as the same pertain to Sellers;
               (ii) any right to require Purchaser to proceed against Sellers or to exhaust any security held by Purchaser or to pursue any other remedy; and
               (iii) any defense based upon an election of remedies by Purchaser, unless the same would excuse performance by Sellers under this Agreement.
          (h) Subrogation. Sellers Guarantor agrees with respect to the Sellers Guaranty that it shall have no right of subrogation, reimbursement, contribution or indemnity, nor any right of recourse to security for the Sellers Guaranteed Obligations until all of the Sellers Guaranteed Obligations have been paid in full.
          (i) Discharge; Reinstatement; Preference. If at any time any payment by or on behalf of Sellers in respect of the Sellers Guaranteed Obligations is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of any of the Sellers or otherwise, Sellers Guarantor’s obligations with respect to such payment shall be reinstated at such time as though such payment had been due but not made at such time. If any payment by Sellers Guarantor to Purchaser is held to constitute a preference under any applicable bankruptcy laws, or if under applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws of general application with respect to creditors, Purchaser is required to refund part or all of any payment or pay the amount thereof to any other party, such payment to Sellers shall not constitute a release from any liability hereunder, and

Sellers Guarantor’s liability hereunder shall be reinstated to the extent of such refund or payment to another party.
          (j) Expenses. Sellers Guarantor agrees to pay all reasonable costs, expenses and fees, including all reasonable attorneys’ fees and expenses, that may be incurred by Purchaser in enforcing the Sellers Guaranty following any default on the part of Sellers, if and to the extent Sellers Guarantor fails to perform its obligations under the Sellers Guaranty when due.
ARTICLE X
DEFINITIONS AND INTERPRETATION
     10.1 Defined Terms. The following terms are defined in the corresponding Sections of this Agreement:

Defined Term	Section Reference
Actual Closing Date Working Capital	Section 1.6(b)

Affiliate Contracts	Section 3.13

Agreement	Preamble

Assignment Agreement	Section 1.4(b)

Breach Notice	Section 7.1(d)

Brookfield	Recitals

Cap	Section 8.5(c)

Claim Notice	Section 8.4(b)

Claims	Section 8.4(b)

Closing	Section 1.3

Closing Date	Section 1.3

Confidential Information	Section 11.18(c)

Contract	Section 2.1(c)

Damages	Section 8.1

Direct Claim	Section 8.4(b)

Drag-Along Notice	Section 5.13

Easements	Section 3.9(a)

Escrow Agent	Section 1.5

Escrow Agreement	Section 1.5

Escrow Amount	Section 1.5

Estimated Closing Date Working Capital	Section 1.6(a)

Final Termination Date	Section 7.1(c)

Financing Arrangements	Section 4.3

HQ Letter of Guarantee	Section 6.2(i)

HQI	Preamble

IFC	Recitals

IFC Shares	Section 2.3

Indemnified Party	Section 8.4(a)

Indemnifying Party	Section 8.4(a)

Defined Term	Section Reference
Initial Termination Date	Section 7.1(c)

Insurance Policies	Section 3.14(a)

Intellectual Property	Section 3.12(a)

Leased Real Property	Section 3.9(a)

Liability Threshold	Section 8.5(a)

Material Agreement	Section 3.10(c)

Minimum Threshold Amount	Section 8.5(b)

Minority Norte Purchase Price	Section 1.2

Minority Norte Shares	Recitals

Negative Estimated Working Capital Adjustment	Section 1.6(a)

Negative Final Working Capital Adjustment	Section 1.6(e)

Norte	Recitals

Norte Shares	Recitals

Owned Real Property	Section 3.9(a)

Party	Preamble

Positive Estimated Working Capital Adjustment	Section 1.6(a)

Positive Final Working Capital Adjustment	Section 1.6(e)

Proceeding	Section 8.4(b)

Puno	Preamble

Purchase Price	Section 1.2

Purchaser	Preamble

Purchaser Demand	Section 9.1(b)

Purchaser Guaranteed Obligations	Section 9.1(a)

Purchaser Guarantor	Preamble

Purchaser Guaranty	Section 9.1(a)

Purchaser Required Consents	Section 4.2(b)

Purchaser Required Statutory Approvals	Section 4.2(c)

Release Letter	Section 6.2(g)

Restricted Business	Section 11.18(a)

Restricted Matters	Section 5.2(b)(ii)

Restricted Period	Section 11.18(a)

Sellers	Preamble

Sellers Demand	Section 9.2(b)

Sellers Guaranteed Obligations	Section 9.2(a)

Sellers Guarantor	Preamble

Sellers Guaranty	Section 9.2(a)

Sellers Required Consents	Section 2.1(c)

Sellers Required Statutory Approvals	Section 2.1(d)

Shareholders Agreement	Section 5.13

Subject Shares	Recitals

Defined Term	Section Reference
Termination and Release Agreement	Section 6.2(e)

Third Party Claim	Section 8.4(b)

Transaction	Section 1.1(b)

Transelec	Recitals

Transelec Entities	Section 3.1(a)

Transelec Financial Statements	Section 3.3(a)

Transelec Material Contracts	Section 3.10(a)

Transelec Permits	Section 3.8(a)

Transelec Required Consents	Section 3.1(b)

Transelec Required Statutory Approvals	Section 3.1(c)

Transition Period	Section 1.8(a)

Transition Period Adjustment Amount	Section 1.8(a)

Transition Period Adjustment Costs	Section 1.8(a)

Transmisión	Preamble

VI Adjustment	Section 1.7(a)

VI Adjustment Accountant Statement	Section 1.7(b)

VI Adjustment Amount	Section 1.7(d)

VI Adjustment Sellers Statement	Section 1.7(a)

VI Adjustment Statement	Section 1.7(a)

VI Adjustment Statement of Objection	Section 1.7(a)

Working Capital Accountant Statement	Section 1.6(c)

Working Capital Closing Date Statement	Section 1.6(b)

Working Capital Sellers Statement	Section 1.6(b)

Working Capital Statement of Objection	Section 1.6(b)

     10.2 Definitions. Except as otherwise expressly provided in this Agreement, or unless the context otherwise requires, whenever used in this Agreement (including the Schedules), the following terms will have the meanings indicated below:
     “2006 Trunk Transmission Study” means the study of trunk transmission assets performed by Synex/Electronet/CESI as required under the Short Law and approved by the Ministry of Economy (Ministerio de Economía, Fomento y Reconstrucción) concerning the period from 2004-2008 as specified therein.
     “Affiliate” means, with respect to any Person or group of Persons, a Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such Person or group of Persons.
     “Agreed Working Capital” means $30,000,000.
     “Alternative Proposal” means any merger, acquisition, consolidation, reorganization, share exchange, tender offer, exchange offer or similar transaction, other than pursuant to this Agreement, involving the Transelec Entities or any proposal or offer to acquire in any manner, directly or indirectly, a substantial Equity Interest in or a substantial portion of the assets of the Transelec Entities.

     “Auditors” means the firm of auditors selected by mutual agreement of Sellers and Purchaser.
     “Benefit Plans” means all written and all material unwritten plans, arrangements, agreements, programs or policies, whether funded or unfunded and whether or not mandated by any Governmental Entity, relating to the employees of the Transelec Entities to which any of the Transelec Entities is a party or by which any of them are bound or under which any of them has any liability or contingent liability and relating to (i) retirement savings or pensions, or (ii) employee welfare benefits, including hospitalization, health, disability, life, termination, past service or severance pay benefits or insurance, but excluding any such plan, arrangement, agreement, program or policy relating to the employees of the Transelec Entities that is administered by a Governmental Entity or other Person and that does not require any of the Transelec Entities to make any monetary contribution and any such benefit established in the collective bargaining agreements of the Transelec Entities.
     “Business Day” means a day other than a Saturday, or Sunday or any other day on which banks are not required to be open or are authorized to close in Santiago, Chile, Montréal, Canada and Toronto, Ontario.
     “Chilean GAAP” means Chilean generally accepted accounting principles in effect from time to time, provided, however, that for purposes of determining the Actual Closing Date Working Capital, Chilean GAAP means Chilean generally accepted accounting principles as of the date hereof.
     “Confidentiality Agreement” means the Confidentiality Agreement, dated as of December 20, 2005, between HQI and Brookfield.
     “Consent” means any written consent, approval, authorization, order, filing, registration or qualification of, by or with any Person.
     “Environmental Law” means any foreign, federal, state, or local Law relating to (a) the treatment, disposal, emission, discharge, Release or threatened Release of Hazardous Substances, (b) the preservation and protection of the environment (including natural resources, air and surface or subsurface land or waters) or (c) the protection of human health and safety.
     “Equity Interests” means any shares of capital stock, membership interests, partnership interests, joint venture interests or other equity interests, or any right to receive any economic benefit or right similar to or derived from the foregoing.
     “Final Order” means an action by the relevant Governmental Entity which has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by Law before the transactions contemplated hereby may be consummated has expired, and as to which all conditions to the consummation of such transactions prescribed by Law, regulation or order have been satisfied.

     “Governmental Entity” means any supranational, national, federal, state, municipal or local governmental or quasi-governmental or regulatory authority (including a national securities exchange or other self-regulatory body), agency, governmental department, court, commission, board, bureau or other similar entity, domestic or foreign, or any arbitrator or arbitral body.
     “Governmental Order” means any order, decree, ruling, injunction, judgment or similar act of or by any Governmental Entity.
     “Hazardous Substance” means (a) any material, substance or waste (whether liquid, gaseous or solid) that (i) requires removal, remediation or reporting under any Environmental Law, or is listed, classified or regulated as a “hazardous waste” or “hazardous substance” (or other similar term) pursuant to any applicable Environmental Law or (ii) is regulated under applicable Environmental Laws as being, toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic or otherwise hazardous and (b) any petroleum product or by-product, petroleum-derived substances wastes or breakdown products, asbestos or polychlorinated biphenyls.
     “Knowledge” when used with respect to the Transelec Entities, means the knowledge of any fact, circumstance or condition of those officers of the relevant Transelec Entities set forth on Schedule 10.2(a) actually possessed by them after reasonable inquiry; when used with respect to Sellers, means the knowledge of any fact, circumstance or condition of those officers of Sellers or its Affiliates set forth on Schedule 10.2(b) actually possessed by them after reasonable inquiry; and when used with respect to Purchaser, means the knowledge of any fact, circumstance or condition of those officers of Purchaser or its Affiliates set forth on Schedule 10.2(c) actually possessed by them after reasonable inquiry.
     “Law” means any law, statute, code, ordinance, regulation, rule, administrative order, constitution, principle of common law or civil law or treaty of or by any Governmental Entity or any arbitrator.
     “Liabilities” means any and all liabilities, debts, damages, adverse claims, fines, penalties, indebtedness or other obligations of any nature (whether direct or indirect, absolute or contingent, liquidated or unliquidated, due or to become due, accrued or unaccrued, matured or unmatured, asserted or unasserted, determined or determinable and whenever or however arising), and including all reasonable costs and expenses relating thereto, including all fees, disbursements and expenses of legal counsel, experts, engineers and consultants and costs of investigation.
     “Lien” means any mortgage, hypothec, lien, pledge, assessment, claim, charge, security interest, restriction on transfer, proxy or other voting agreement, or other legal or equitable encumbrances, or any other adverse claim.
     “Material” when used with respect to (i) any of the Transelec Entities, means material to the Transelec Entities taken as a whole, (ii) Purchaser, means material to Purchaser and its subsidiaries, if any, taken as a whole, or (iii) any of Sellers, means material to Sellers taken as a whole.

     “Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice of the Transelec Business (including with respect to quantity and frequency), as applicable, in a manner not inconsistent with customs and practices reflected in the statements of income and cash flows included in the Transelec Financial Statements.
     “Organizational Documents” means articles of incorporation, certificate of incorporation, charter, bylaws, articles of organization, formation or association, regulations, operating agreement, certificate of limited partnership, partnership agreement, and all other similar documents, instruments or certificates executed, adopted, or filed in connection with the creation, formation, or organization of a Person, including any amendments thereto.
     “Permits” means all permits, concessions (including electric transmission concessions), licenses, franchises, registrations, exemptions, variances, authorizations, consents, orders, certificates and approvals required by, obtained from or otherwise made available by any Governmental Entity or pursuant to any Law.
     “Permitted Liens” means (a) Liens for Taxes (i) not due and payable or (ii) which are being contested in good faith by appropriate proceeding, (b) Liens of warehousemen, mechanics, materialmen, Persons taking part in the construction or renovation of real property and other similar statutory Liens incurred in the Ordinary Course of Business with respect to a liability that is not yet due or delinquent or which is being contested in good faith and as to which adequate reserves are maintained, (c) any Liens that do not, individually or in the aggregate, materially detract from the value of any of the applicable property, rights or assets of the businesses of the Transelec Entities or materially interfere with the use thereof as currently used, (d) zoning, entitlement, conservation, restriction or other land use or environmental regulation by any Governmental Entity and (e) any Lien arising under (i) the Organizational Documents of the Transelec Entities, (ii) any shareholders or similar agreement to which any of the Transelec Entities is a party or by which it is bound, (iii) easements, rights of way and similar encumbrances affecting real property granted to third parties in the Ordinary Course of Business, or (iv) any applicable Law.
     “Person” means any natural person, firm, partnership, association, corporation, limited liability company, joint venture, trust, business trust, unincorporated organization, Governmental Entity or other entity.
     “Purchaser Disclosure Schedule” means the Schedules setting forth certain disclosures of Purchaser, or qualifications or exceptions to any of Purchaser’s representations or warranties set forth in Article IV, which Schedules are delivered simultaneously with the execution and delivery of this Agreement.
     “Purchaser Indemnified Parties” means Purchaser, Purchaser’s Affiliates (excluding the Transelec Entities) and their respective directors, officers and employees, and their respective heirs, successors and assigns.
     “Purchaser Material Adverse Effect” means an event, fact or circumstance that (i) results in or causes a material adverse change in the business, assets or financial condition of (a) Purchaser and its subsidiaries, if any, taken as a whole or (b) Purchaser Guarantor and its subsidiaries taken as a whole and (ii) materially and adversely affects the ability of Purchaser or Purchaser Guarantor to consummate the transactions contemplated by this Agreement or perform its obligations hereunder or under the Purchaser Guaranty, as the case may be.
     “Regulated Trunk Transmission Assets” means Bi-directional high voltage lines of 220 kilovolts or greater and related assets, including rights of way, with the exception of trunk transmission assets and related assets which are covered by specific contractual bi-lateral agreements.
     “Release” means the release, spill, emission, leaking, pumping, pouring, emptying, escaping, dumping, injection, deposit, disposal, discharge, dispersal, leaching or migrating of any Hazardous Substance into the environment.
     “Sellers Disclosure Schedule” means the Schedules setting forth certain disclosures of Sellers, or qualifications or exceptions to any of Sellers’ representations or warranties set forth in Article II or Article III, which Schedules are delivered simultaneously with the execution and delivery of this Agreement.
     “Sellers Indemnified Parties” means Sellers, Sellers’ Affiliates, and their respective directors, officers and employees, and their respective heirs, successors and assigns.
     “Sellers Material Adverse Effect” means, with respect to Sellers, an event, fact or circumstance that materially and adversely affects the ability of Sellers to consummate the transactions contemplated by this Agreement or perform its obligations hereunder.
     “Short Law” means the Chilean electricity statute that amended the Electricity Act of 1982 and enacted in March 2004 (law number 19.940).
     “Tax” or “Taxes” means any tax, duty, charge, assessments, reassessment or other levy separately or jointly due or payable to, or levied or imposed by any Governmental Entity, including income, gross receipts, license, wages, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duty, capital, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, transaction, registration, value added, alternative/add-on minimum, estimated or other tax, duty, charge, or other levy of any kind whatsoever, including any interest, penalty, or addition thereto, and any interest with respect to such addition or penalty.
     “Tax Authority” shall mean the Ministry of Finance (Ministerio de Hacienda) and any other Governmental Entity of the Republic of Chile responsible for the administration of any Taxes.
     “Tax Returns” means all tax returns, declarations, statements, reports, schedules, forms and information returns and any amendments to any of the foregoing required to be filed in respect of any Taxes.

     “Transaction Documents” means this Agreement, the Assignment Agreement, the Termination and Release Agreement, the HQ Letter of Guarantee, the Escrow Agreement and the Brookfield letter referred to in Section 6.3(h).
     “Transelec Business” means the electric transmission business conducted by the Transelec Entities in the Republic of Chile, including the trunk transmission, sub-transmission and additional systems (assets connecting generation facilities and certain industrial users to the trunk system or sub-transmission system).
     “Transelec Material Adverse Effect” means an event, fact or circumstance that has or could reasonably be expected to result in or cause a material adverse effect in the business, assets, properties, liabilities, financial condition or results of operations of the Transelec Entities, taken as a whole, except to the extent such material adverse effect results from or is caused by [**].
     “Transfer Taxes” means any and all transfer Taxes resulting from the transfer of the Subject Shares and the Minority Norte Shares (excluding Taxes (i) measured in whole or in part by net income or (ii) gain on the disposition of the Subject Shares or the Minority Norte Shares), including sales, use, excise, stock, stamp, documentary, filing, recording and similar Taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges.
     “VI” has the meaning ascribed thereto in Schedule 1.7.
     “Violation” means any violation, breach, default, right of termination, cancellation or acceleration of any obligation.
     “Working Capital” means assets minus liabilities as set out in Schedule 10.2(d).
     10.3 Interpretation. In this Agreement, unless otherwise specified, the following rules of interpretation apply:
          (a) references to Sections, Schedules, Exhibits and Parties are references to sections or sub-sections, schedules and exhibits of, and Parties to, this Agreement;
          (b) the section and other headings contained in this Agreement are for reference purposes only and do not affect the meaning or interpretation of this Agreement;
          (c) words importing the singular include the plural and vice versa;
          (d) for all purposes of and under this Agreement, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation”;
          (e) the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;
          (f) references to “$” or “dollars” refer to United States dollars; and

          (g) the Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavouring any party by virtue of the authorship or any provision of this Agreement.
ARTICLE XI
GENERAL PROVISIONS
     11.1 Survival of Representations, Warranties, Covenants and Agreements. The representations and warranties of the Parties contained herein shall survive the Closing Date for a period of [**] following the date thereof; provided, however, that (i) the representations and warranties of Sellers contained in Sections 2.1(b) (Authority), 2.2 (Right and Title to Subject Shares, Norte Shares and Minority Norte Shares), 3.1(a) (Organization and Qualification) and 3.2 (Equity Interests; Capitalization) shall survive the Closing indefinitely, (ii) the representations and warranties of Purchaser contained in Sections 4.2(a) (Authority) shall survive the Closing indefinitely, (iii) the representations and warranties of Sellers contained in Section 3.11 (Environmental Matters) shall survive the Closing for a period of [**] following the date hereof, and (iv) the representations and warranties of Sellers contained in Section 3.5 (Taxes), shall survive the Closing until [**] (taking into account any extensions or waivers thereof) which for the purpose of this Agreement shall commence upon the Closing Date. All covenants and agreements contained in this Agreement that contemplate or provide for any rights, obligations or actions of any Party after the Closing shall survive the Closing until they are fully performed or terminated in accordance with their terms. No claim or cause of action for indemnification under Article VIII arising out of the inaccuracy or breach of any representation or warranty of Sellers or Purchaser may be made following the termination of the applicable survival period; it being understood that in the event notice of any claim for indemnification under Section 8.1 or Section 8.3 shall have been given within the applicable survival period, the representations and warranties that are the subject of such indemnification claim shall survive until such time as such claim is finally resolved. The Parties agree that, after the Closing Date, with respect to Sellers and Purchaser, any claim or cause of action against any of the Parties, or any of their respective directors, officers, employees, Affiliates, successors, permitted assigns, advisors, agents, or representatives based upon, directly or indirectly, any of the representations, warranties, covenants or agreements contained in this Agreement, or any other agreement, document or instrument to be executed and delivered in connection with this Agreement may be brought only as expressly provided in Article VIII.
     11.2 Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered personally, (b) mailed by certified or registered mail with postage prepaid, (c) sent by next-day or overnight mail or delivery, or (d) sent by fax, as follows:
          (a) if to Purchaser, Purchaser Guarantor, or Transelec Entities (post-Closing):

c/o Brookfield Asset Management Inc.
BCE Place, Suite 300
181 Bay St., PO Box 762
Toronto, ON M5J 2T3
Fax: (416) 365-9642
Telephone: (416) 956-5173
Attention: Jeffrey Blidner
with a copy to:
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Fax: (212) 310-8007
Telephone: (212) 310-8000
Attention: S. Wade Angus
(b) if to Sellers:
Hydro-Québec International Inc.
75 René-Lévesque Blvd. West
5th Floor
Montréal, Québec H2Z 1A4
Canada
Fax: 514-289-3740
Telephone: 514-289-4304
Attention: Daniel Garant
with a copy to:
Hydro-Québec
75 René-Lévesque Blvd. West
4th Floor
Montréal, Québec H2Z 1A4
Canada
Fax:(514) 289-4215
Telephone:(514) 289-4080
Attention: Me Pierre Gagnon, General Counsel Legal Affairs

with a copy to:
McCarthy Tétrault LLP
Suite 2500
1000 de La Gauchetière Street West
Montréal, Québec H3B 0A2
Canada
Fax: 514-875-6246
Telephone: 514-397-4299
Attention: Jean-René Gauthier
with a copy to:
Claro y Cia
Apoquindo 3721, 13th Floor, P.O. Box 1867
Santiago, Chile
Fax: +56-2 367 3003
Telephone: +56-2 367 3000
Attention: Jose Maria Eyzaguirre Jr.
          (c) If to the Transelec Entities (pre-Closing):
Hydro-Québec International Inc.
740, rue Notre-Dame ouest, Bureau 800
Montréal, Québec H3C 3X6
Canada
Fax: 514-940-3456
Telephone: 514-282-8401
Attention: Daniel Garant
or, in each case, at such other address as may be specified in writing to the other Parties.
     All such notices, requests, demands, waivers and other communications shall be deemed to have been received, if by personal delivery, certified or registered mail or next-day or overnight mail or delivery, on the day delivered or, if by fax, on the next Business Day following the day on which such fax was sent, provided that a copy is also sent by certified or registered mail. For the purposes of this Section 11.2, notice to the Transelec Entities shall not constitute notice to Sellers, and vice versa.
     11.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors and permitted assigns.
     11.4 Assignment; Successors; Third-Party Beneficiaries. This Agreement is not assignable by any Party without the prior written consent of all of the other Parties and any attempt to assign this Agreement without such consent shall be void and of no effect. Notwithstanding the foregoing, without the prior written consent of Sellers, Purchaser and its permitted assigns may at any time, in its sole discretion, assign, in whole or in part, (a) its rights and obligations pursuant to this Agreement and the Transaction Documents, to one or more of its Affiliates, or (b) its rights under this Agreement and the Transaction Documents, in each case, for collateral security purposes to any lender providing financing to Purchaser or lessor pursuant to a lease financing transaction, and any such lender or lessor (or collateral agent acting on its behalf) may exercise all of the rights and remedies of Purchaser hereunder and thereunder, and Sellers agree to, and shall cause its Affiliates to, execute and deliver a consent in favor of such lenders or lessors (or collateral agent acting on their behalf) with respect to the collateral assignments contemplated by this Section 11.4 in form and substance reasonably satisfactory to Sellers and containing customary and reasonable provisions for similar nonrecourse financings. Notwithstanding the foregoing, Purchaser shall not be released or novated from any obligations assigned by Purchaser pursuant to this Section 11.4. This Agreement shall inure to the benefit of, and be binding on and enforceable by and against, the successors and permitted assigns of the respective Parties, whether or not so expressed. Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any Person other than the Parties any right, remedy or claim under or by reason of this Agreement.
     11.5 Amendment; Waivers; Etc. No amendment, modification or discharge of this Agreement, and no waiver under this Agreement, shall be valid or binding unless set forth in writing and duly executed by the Party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time. The waiver by any of the Parties of a breach of or a default under any of the provisions of this Agreement, or any failure or delay to exercise any right or privilege under this Agreement, shall not be construed as a waiver thereof or otherwise affect any of such provisions, rights or privileges under this Agreement.
     11.6 Entire Agreement. This Agreement (including the Schedules, Exhibits and certificates referred to in or delivered under this Agreement), the other Transaction Documents and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements, understandings and discussions (including any and all prior drafts to this Agreement or any other Transaction Documents), both written and oral, among the Parties with respect to their subject matters.
     11.7 Interpretation; Schedules. Items disclosed on one particular section of the Sellers Disclosure Schedule or the Purchaser Disclosure Schedule relating to one section of this Agreement shall be deemed to be constructively disclosed or listed in other sections of the Sellers Disclosure Schedule or the Purchaser Disclosure Schedule, as the case may be, relating to other sections of this Agreement to the extent it is reasonably apparent on the face of such other sections of the Sellers Disclosure Schedule or the Purchaser Disclosure Schedule that such disclosure is applicable to such other sections of the Sellers Disclosure Schedule or the Purchaser Disclosure Schedule, as the case may be. The fact that any item of information is contained in any Schedule shall not be construed as an admission of liability under any applicable Law, or to mean that such information is required to be disclosed in or by this Agreement, or to mean that such information is Material. Such information shall not be used as a basis for interpreting the term “Material,” “material,” “materially,” “materiality” or “Transelec Material Adverse Effect,” or any similar qualification in this Agreement.

     11.8 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the Parties agree that the court making such determination, to the greatest extent legally permissible, shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.
     11.9 Counterparts. This Agreement may be executed and delivered (including via facsimile) in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument.
     11.10 Governing Law. This Agreement will be governed by and construed in accordance with the domestic laws of the Province of Ontario without giving effect to any choice or conflict of law provision or rule (whether of the Province of Ontario or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the Province of Ontario.
     11.11 Venue. Each of the Parties submits to the jurisdiction of Toronto, Ontario, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined there. Each Party also agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Party. Each Party agrees that a final judgment in any action or proceeding so brought will be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or in equity.
     11.12 Waiver of Jury Trial; Waiver of Immunity
          (a) Each of the Parties irrevocably and unconditionally waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to this Agreement.
          (b) Each Party agrees that in any legal action or proceeding against it or its assets in connection with this Agreement, no immunity from such legal action or proceedings (which shall include suit, attachment prior to judgment, other attachment, the obtaining of judgment, execution or other enforcement) shall be claimed by or on behalf of it or with respect to its assets, irrevocably waives any such right of immunity which it or its assets now have or may hereafter acquire or which may be attributed to it or its assets and consents generally in respect of such legal action or proceedings to the giving of any relief or the issue of any process in connection with such action or proceedings including the making, enforcement or execution against any property whatsoever (irrespective of its use or intended use) of any order of judgment which may be made or given in such action or proceedings.
     11.13 Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof in addition to any other remedies at law or in equity.
     11.14 Non-Recourse. Except as expressly provided under this Agreement, no past, present or future director, officer, employee, incorporator, member, partner, shareholder, affiliate, agent, attorney or representative of Purchaser or any of its Affiliates on the one hand, or Sellers or its Affiliates on the other hand, shall have any liability for any obligations or liabilities of Purchaser or Sellers, as applicable, under this Agreement or the other documents delivered by Purchaser or Sellers, as applicable, in connection herewith, of or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby.
     11.15 No Right of Set-Off. Each of Sellers and Purchaser, for itself and its successors and permitted assigns, hereby unconditionally and irrevocably waives any rights of set-off, netting, offset, recoupment, or similar rights that such Sellers or Purchaser, as the case may be, or any of its successors and permitted assigns has or may have with respect to the payment of the Purchase Price or any other payments to be made by Purchaser pursuant to this Agreement or any other document or instrument delivered by Sellers or Purchaser, as the case may be, in connection herewith.
     11.16 Currency
          (a) All amounts payable to or by any Party under this Agreement shall be paid in United States Dollars, unless otherwise expressly specified. All amounts set forth in this Agreement are denominated in United States Dollars unless otherwise expressly specified.
          (b) In the event any conversion between United States Dollars and the Chilean Peso is required in connection with this Agreement for any reason, such conversion shall be based on the average of the exchange rates between Pesos and Dollars (expressed in Dollars per Peso) calculated with reference to the “dólar observado,” as published for such date by the Central Bank of Chile pursuant to paragraph No. 6 of Chapter I of the Compendium of Rules on Foreign Exchange of the Central Bank of Chile, or to another equivalent rate or, if no such rate is published by the Central Bank of Chile or reported in Chile, then to the foreign exchange spot mid-rates for such day reported in The Wall Street Journal, Eastern Edition, or, if not so reported, on the mid-market foreign exchange spot closing rates for such day reported in the Financial Times, or, if not so reported, to spot foreign exchange mid-market rates for trading among banks in amounts $1,000,000 and more as quoted or ascertained in good faith by Citibank, N.A. (or its successor) in New York City, New York, on each of the five Business Days preceding the day on which such conversion is to be calculated for the purposes of carrying out the terms of this Agreement.

     11.17 Interest. Any amount payable under this Agreement shall bear interest from (and including) the date payment is due hereunder to (and excluding) the date of payment calculated daily at the annual rate of interest established by Citibank, N.A. (or its successor) in New York City, New York, as being its reference rate then in effect for determining interest rates for commercial loans dominated in dollars made in the United States of America plus 1%.
     11.18 Non-Competition; Non-Solicitation; Confidentiality
          (a) For a period of [**] (the “Restricted Period”), Sellers Guarantor agrees that neither it nor any of its Affiliates shall, directly or indirectly, own, manage, engage in, operate, control, work for, consult with, render services for, do business with, maintain any interest in (proprietary, financial or otherwise) or participate in the ownership, management, operation or control of, any business, whether in corporate, proprietorship or partnership form or otherwise, that competes with the Transelec Business, in each case anywhere in the Republic of Chile (a “Restricted Business”); provided, however, that given the extensive lead time associated with the Aysén project, the Restricted Period with respect to the Aysén project shall be deemed to be [**]; provided further, however, that the restrictions contained in this Section 11.18(a) shall not (i) restrict the acquisition by Sellers, directly or indirectly, of less than [**] (not more than [**] in the case of Hydro-Québec Pension Funds) of the outstanding capital stock of any publicly traded company engaged in a Restricted Business; (ii) prohibit the Seller Guarantor and its Affiliates to render consulting services to any Governmental Entity relating directly or indirectly to the electric transmission business in the Republic of Chile; (iii) prohibit Sellers Guarantor and its Affiliates from owning an interest in or investing in any Person or participating in any joint bidding arrangement or consortium so long as less than [**] of such Person’s, joint bidding arrangement’s or consortium’s (X) annual revenues are from a Restricted Business or (Y) assets are directly or indirectly used in connection with a Restricted Business; or (iv) be construed to restrict in any manner the ability of the Sellers Guarantor and its Affiliates to carry any business outside the Republic of Chile. Purchaser’s calculation of the Purchase Price is based, in part, on its valuation of the future Transelec Business and Transelec’s opportunities with respect to [**], and but for the covenants of the Parties contained in this Section 11.18, including the Restricted Period in respect of [**], Purchaser would not have entered into or consummated the transactions contemplated under this Agreement on the terms and conditions set forth herein.
          (b) For a period of [**], Sellers and Sellers Guarantor shall not, and shall cause their Affiliates and their respective directors, officers, employees and representatives not to, directly or indirectly: (i) cause, solicit, induce or encourage any employees of any of the Transelec Entities to leave such employment or hire, employ or otherwise engage any such individual; or (ii) cause, induce or encourage any material actual or prospective client, customer, supplier, or licensor of any of the Transelec Entities (including any existing or former customer of any of the Transelec Entities and any Person that becomes a client or customer of any of the Transelec Entities after the Closing) or any other Person who has a material business relationship with any of the Transelec Entities, to terminate or modify any such actual or prospective relationship. The prohibition in (i) shall not prevent Sellers, Sellers Guarantor and their Affiliates from employing (A) any such persons who contacts Sellers, Sellers Guarantor or any of their Affiliates on his or her own initiative and without any direct solicitation by Sellers, Sellers Guarantor or any of their Affiliates, (B) any such person who responds to general solicitations of employment not specifically directed to employees of the Transelec Entities and (C) the current Chief Executive Officer and Chief Financial Officer of Transelec.
          (c) From and after the Closing Date, Sellers and Sellers Guarantor shall not and shall cause their directors, officers, employees and Affiliates not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than authorized officers, directors and employees of Purchaser, any Confidential Information (as defined below). Sellers shall not have any obligation to keep confidential (or cause its officers, directors or Affiliates to keep confidential) any Confidential Information if and to the extent disclosure thereof is specifically required by applicable Law; provided, however, that in the event disclosure is required by applicable Law, Sellers shall, to the extent reasonably possible, provide Purchaser with prompt notice of such requirement prior to making any disclosure so that Purchaser may seek an appropriate protective order. For purposes of this Section 11.18(c), “Confidential Information” means any information with respect to the Transelec Entities, except information that (i) is generally available to the public on the date of this Agreement or (ii) becomes generally available to the public other than as a result of a disclosure not otherwise permissible hereunder.
          (d) The covenants and undertakings contained in this Section 11.18 relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of this Section 11.18 may cause irreparable injury to Purchaser, the amount of which may be impossible to estimate or determine and which cannot be adequately compensated. Accordingly, the remedy at law for any breach of this Section 11.18 may be inadequate. Therefore, Purchaser may be entitled to a temporary and permanent injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of this Section 11.18 without the necessity of proving actual damage or posting any bond whatsoever. The rights and remedies provided by this Section 11.18 are cumulative and in addition to any other rights and remedies which Purchaser may have hereunder or at law or in equity. In the event that Purchaser were to seek damages for any breach of this Section 11.18, the portion of the consideration delivered to Sellers hereunder which is allocated by the parties to the foregoing covenant shall not be considered a measure of or limit on such damages.
          (e) The Parties agree that, if any court of competent jurisdiction determines that a specified time period, a specified geographical area, a specified business limitation or any other relevant feature of this Section 11.18 is unreasonable, arbitrary or against public policy, then a lesser period of time, geographical area, business limitation or other relevant feature which is determined by such court to be reasonable, not arbitrary and not against public policy may be enforced against the applicable party.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first above written.

HQ PUNO LTD.
By:	/s/ Daniel Garant
Name: Daniel Garant

HYDRO-QUÉBEC INTERNATIONAL TRANSMISIÓN SUDAMÉRICA S.A.
By:	/s/ Daniel Garant
Name: Daniel Garant

HYDRO-QUÉBEC INTERNATIONAL INC.
By:	/s/ Daniel Garant
Name: Daniel Garant

RENTAS ELÉCTRICAS IV LIMITADA
By:	/s/ Jeffrey Blidner
Name: Jeffrey Blidner

RENTAS ELÉCTRICAS III LIMITADA
By:	/s/ Jeffrey Blidner
Name: Jeffrey Blidner